Exhibit 99.2

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Annual Report 2020

(January 1 – December 31)

Adopted at the Annual General Meeting of Shareholders on             _, 2021.

Lars Lüthjohan Jensen

Chairman of the General Meeting

2

Contents

Company Information	3
Statement by Management on the Annual Report	4
Independent Auditor’s Report	5
Management Commentary	8
Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31	19
Statements of Financial Position as of December 31	20
Statements of Changes in Equity	21
Statements of Changes in Equity	22
Cash Flow Statements for the Year Ended December 31	23
Notes to the Financial Statements	24

Company Information	3

Company Information

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Registered in: Gentofte

Phone: +45 70 22 22 44

Internet: www.ascendispharma.com

E-mail: info@ascendispharma.com

Board of Directors

Michael Wolff Jensen, Chairman

Albert Cha

Lisa Jane Morrison

Jim Healy

Birgitte Volck

Jan Møller Mikkelsen

Lars Holtug

Executive Board

Jan Møller Mikkelsen, Chief Executive Officer

Scott Thomas Smith, Chief Financial Officer

External Auditors

Deloitte Statsautoriseret Revisionspartnerselskab

Weidekampsgade 6

DK-0900 Copenhagen C

Statement by Management on the Annual Report	4

Statement by Management on the Annual Report

The Board of Directors and the Executive Board have today considered and approved the annual report of Ascendis Pharma A/S for the financial year January 1 to December 31, 2020.

The annual report is presented in accordance with the International Financial Reporting Standards, IFRS, as adopted by the EU and disclosure requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2020 and of their financial performance and cash flows for the financial year January 1 to December 31, 2020.

We believe that the management commentary contains a fair review of the affairs and conditions referred to therein.

We recommend the annual report for adoption at the Annual General Meeting.

Hellerup, March 10, 2021

Executive Board

/s/ Jan Møller Mikkelsen	/s/ Scott Thomas Smith
Jan Møller Mikkelsen	Scott Thomas Smith
Chief Financial Officer	Chief Financial Officer

Board of Directors

/s/ Michael Wolff Jensen	/s/ Albert Cha	/s/ Lisa Jane Morrison
Michael Wolff Jensen	Albert Cha	Lisa Jane Morrison
Chairman

/s/ Jim Healy	/s/ Birgitte Volck	/s/ Jan Møller Mikkelsen
Jim Healy	Birgitte Volck	Jan Møller Mikkelsen

/s/ Lars Holtug
Lars Holtug

Independent Auditor’s Report	5

Independent Auditor’s Report

To the shareholders of Ascendis Pharma A/S

Opinion

We have audited the consolidated financial statements and the parent financial statements of Ascendis Pharma A/S for the financial year 1 January – 31 December 2020, which comprise the income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and notes, including a summary of significant accounting policies, for the Group as well as the Parent. The consolidated financial statements and the parent financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at 31 December 2020 and of the results of its operations and cash flows for the financial year 1 January – 31 December 2020 in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) and additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements section of this auditor’s report. We are independent of the Group in accordance with the International Ethics Standards Board of Accountants’ Code of Ethics for Professional Accountants (IESBA Code) and the additional requirements applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Management’s responsibilities for the consolidated financial statements and the parent financial statements Management is responsible for the preparation of consolidated financial statements and parent financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements and the parent financial statements, Management is responsible for assessing the Group’s and the Parent’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern, and for using the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements unless Management either intends to liquidate the Group or the Entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and these parent financial statements.

As part of an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

Independent Auditor’s Report	6

•

Identify and assess the risks of material misstatement of the consolidated financial statements and the parent financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•

Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements and the parent financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and the Entity to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements and the parent financial statements, including the disclosures in the notes, and whether the financial statements represent the underlying transactions and events in a manner that gives a true and fair view.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Statement on the management commentary

Management is responsible for the management commentary.

Our opinion on the consolidated financial statements and the parent financial statements does not cover the management commentary, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements and the parent financial statements, our responsibility is to read the management commentary and, in doing so, consider whether the management commentary is materially inconsistent with the consolidated financial statements and the parent financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

Moreover, it is our responsibility to consider whether the management commentary provides the information required under the Danish Financial Statements Act.

Based on the work we have performed, we conclude that the management commentary is in accordance with the consolidated financial statements and the parent financial statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstatement of the management commentary.

Copenhagen, March 10, 2021

Independent Auditor’s Report	7

Deloitte

Statsautoriseret Revisionspartnerselskab

Business Registration No 33 96 35 56

/s/ Sumit Sudan	/s/ Lars Hansen
Sumit Sudan	Lars Hansen
State-Authorised Public Accountant	State-Authorised Public Accountant
Identification No (MNE) 33716	Identification No (MNE) 24828

Financial Statements	8

Management Commentary

Unless the context otherwise requires, references to the “Company,” “Group,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

Information and disclosure specifically addressing the parent company Ascendis Pharma A/S are described separately in the notes. Additionally, references to “Ascendis Pharma A/S” and “Parent Company” solely refer to the parent company Ascendis Pharma A/S.

Consolidated Key Figures

	2020	2019	2018	2017	2016
(EUR’000)
Revenue	6,953	13,375	10,581	1,530	4,606
Operating Profit/(Loss)	(330,620)	(226,719)	(154,757)	(111,541)	(72,920)
Finance Income/(Expenses)	(79,030)	16,582	24,587	(12,833)	4,188
Profit/(Loss) for the Year	(418,955)	(218,016)	(130,097)	(123,897)	(68,505)
Cash and Cash Equivalents	584,517	598,106	277,862	195,351	180,329
Total Assets	979,793	676,732	318,968	210,979	190,071
Equity	838,711	597,114	280,050	187,211	176,613
Investments in Property, Plant & Equipment	19,860	5,159	2,648	941	672
Return on Equity (%)*	(58.4)	(49.7)	(55.7)	(68.1)	(46.1)
Equity Ratio (%)*	85.6	88.2	87.8	88.7	92.9

*Key ratios are calculated as follows:

Return on Equity: (Profit / (Loss) for the Year x 100) / Average Equity

Equity Ratio: (Equity x 100) / Total Assets

Ascendis Pharma in brief

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon technologies with clinically validated parent drugs. We currently have three product candidates in clinical development in rare endocrine diseases and two product candidates identified in oncology, our second therapeutic area of focus. We are also working to apply our TransCon technologies in additional therapeutic areas to address unmet patient needs.

Our Organization

Certain of our operations are conducted through our following wholly-owned subsidiaries: Ascendis Pharma GmbH (Germany), Ascendis Pharma, Inc. (Delaware, United States), Ascendis Pharma Endocrinology, Inc. (Delaware, United States), Ascendis Pharma, Ophthalmology Division A/S (Denmark), Ascendis Pharma, Endocrinology Division A/S (Denmark), Ascendis Pharma Bone Diseases A/S (Denmark), Ascendis Pharma Growth Disorders A/S (Denmark) and Ascendis Pharma Oncology Division A/S (Denmark).

The Company has increased its number of employees to 484 at the end of 2020 compared to 330 at the end of 2019. Number of full-time employees has increased, primarily due to pre-commercial activities, and extension of corporate functions to support those activities. In addition, employees engaged with research and development have increased due to the development of the second therapeutic area, Oncology, which was established in January 2019.

Financial Statements	9

Our Strategy

Our goal is to build a fully integrated global biopharmaceutical company by applying our TransCon technologies to create a pipeline of proprietary products. When we apply our TransCon technologies to already approved drug compounds, we may benefit from established clinical safety and efficacy data, which we believe increases the probability of success compared to traditional drug development. Our algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug or pathway, are suitable to our TransCon technologies, have a clearly differentiated product, have a potential established development pathway and have a large potentially addressable market.

Using this approach for our endocrinology rare disease franchise, we have obtained positive clinical data for all three of our TransCon product candidates. We are working towards regulatory approval of these candidates in three high value indications, and we are exploring label expansion opportunities. We expect our near-term therapeutic focus on endocrinology will provide important synergies and a strong foundation for building our commercial infrastructure, including expertise in endocrinology, a concentrated prescriber base, a patient-centric support system, reimbursement and payor expertise and distribution networks.

For the longer term, our aim is to utilize our product innovation algorithm to advance into new therapeutic areas and create sustainable growth through multiple approaches. We have disclosed oncology as our second therapeutic area of focus and intend to select a third independent therapeutic area as part of our Vision 3x3 strategic roadmap through 2025, which was introduced in January 2019.

Business Overview

Our most advanced investigational product candidate, TransCon Growth Hormone, or TransCon hGH or lonapegsomatropin (the adopted nonproprietary name for TransCon hGH), is currently under regulatory review by the Food and Drug Administration, or the FDA in the U.S. and European Medicines Agency in Europe as a once-weekly long-acting prodrug of recombinant human growth hormone, also referred to as somatropin or hGH, as a potential treatment for pediatric growth hormone deficiency, or GHD.

We are also using our TransCon technologies to develop other product candidates to address rare endocrine diseases. These product candidates include TransCon PTH as a potential treatment for adult hypoparathyroidism and TransCon CNP as a potential therapeutic option for achondroplasia, the most common form of dwarfism.

In addition to our pipeline of candidates in rare endocrine diseases, in January 2019, we disclosed oncology as our second independent therapeutic area of focus for our TransCon technologies. Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying our TransCon technologies to clinically validated drugs, using our unique algorithm for product innovation. We are conducting preclinical studies in the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon technologies. In December 2020, we submitted an investigational new drug application, or IND, to the FDA to initiate the clinical program of TransCon TLR7/8 Agonist, a long-acting prodrug of resiquimod, a small molecule agonist of Toll-like receptors (TLR) 7 and 8. TransCon IL-2 / , our second oncology product candidate, is currently in preclinical development.

We believe that the effectiveness of our TransCon technologies is supported by data from our preclinical research and the ongoing clinical programs, including our TransCon hGH, TransCon PTH and TransCon CNP programs, as well as findings from our ongoing development of other product candidates. We have applied our TransCon technologies in combination with a clinically validated parent drug or pathway using our algorithm for creating products with the potential to be best-in-class in endocrinology rare diseases, and we plan to apply this algorithm for product selection in new therapeutic areas. We believe this approach may reduce the risks associated with traditional drug development.

Financial Statements	10

TransCon Product Candidate Pipeline

1.	Excludes rights granted to VISEN Pharmaceuticals in Greater China
2.	In phase 3 development for pediatric growth hormone deficiency in Greater China through VISEN Pharmaceuticals
3.	U.S. PDUFA user fee goal date June 25, 2021

We maintain an intellectual property portfolio comprising 198 issued patents and approximately 385 patent applications as of December 31, 2020 with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates, including a product-specific device and core TransCon technologies. Other than the rights we have granted to VISEN as noted in this report, we hold worldwide rights to our TransCon technologies and owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies or any of our product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, each of our product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

TransCon Growth Hormone (hGH)

Lonapegsomatropin is an investigational long-acting prodrug of somatropin (hGH) that is being developed for the treatment of GHD. It is designed to maintain the same mode of action as daily therapies by releasing the same growth hormone molecule, somatropin, as daily hGH therapy. Lonapegsomatropin is composed of an unmodified somatropin that is transiently bound to a carrier and proprietary linker.

We believe our once-weekly Lonapegsomatropin has the same mode of action and distribution into key growth hormone-responsive tissues, such as brain, bone, muscle, liver and fat tissue, as the hGH administered from daily injections and endogenous growth hormone. We use daily growth hormone as an active comparator in our clinical studies, allowing us to directly compare the activity of lonapegsomatropin to daily growth hormone in an identical clinical setting.

In October 2019, we received Orphan Designation from the European Commission for lonapegsomatropin for pediatric GHD. Orphan Designation is granted to therapies aimed at the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, affects no more than five in 10,000 persons in the European Union, or EU, and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would provide significant additional benefit over existing therapies). We received Orphan Drug Designation, or ODD, from the FDA for lonapegsomatropin as a treatment for GHD in April 2020.

Clinical Development of TransCon hGH for Pediatric GHD

Our phase 3 pediatric program for lonapegsomatropin consists of the heiGHt, fliGHt and enliGHten Trials. The two-year follow-up data for the phase 3 program for pediatric GHD provides the safety database to support our BLA submission to the U.S. FDA in June of 2020 and our Marketing Authorisation Application, or MAA, to the EMA in September of 2020.

Financial Statements	11

Clinical Development of TransCon hGH in Adults

We have successfully completed a phase 2, European, multi-center, multiple dose, open-label, active-controlled, study to examine the safety, tolerability, pharmacokinetics and pharmacodynamics in 37 adult male and female subjects with GHD. We have also completed several phase 1 trials in healthy adult subjects.

Following our phase 2 study and discussions with the FDA, we submitted an amendment to our IND to initiate the foresiGHt Trial, a global phase 3 study with the aim to demonstrate the metabolic benefits of lonapegsomatropin in adults, with the primary objective to evaluate change in trunk fat percentage. The three arms of the study include patients treated with once-weekly lonapegsomatropin, once-weekly placebo, and daily hGH with patients randomized in a 1:1:1 ratio. The primary endpoint of the study is a change from baseline in percentage trunk fat at 38 weeks. Following the 38-week main period, all patients will receive once-weekly lonapegsomatropin during the 52-week open-label extension. We expect to complete enrollment of foresiGHt by the end of 2021 or early 2022.

TransCon PTH

TransCon PTH is an investigational long-acting prodrug of parathyroid hormone, or PTH, that is designed as a novel replacement therapy for PTH dosed once-daily to achieve and maintain a steady concentration of PTH in the bloodstream within the normal range, at levels similar to those observed in healthy individuals. TransCon PTH is designed to restore physiologic levels of PTH 24 hours per day, thereby more fully addressing all aspects of the disease including normalizing serum and urinary calcium and serum phosphate levels. Pharmacokinetic data from our phase 1 trial of TransCon PTH in healthy subjects demonstrated a half-life of approximately 60 hours, supporting an infusion-like profile with daily administration.

With once-daily dosing, we believe this substantial half-life extension of PTH could more closely reflect the physiological levels of PTH observed in healthy individuals thereby maintaining blood calcium levels and normalizing urinary calcium excretion. Pharmacokinetic data from multiple ascending dose (MAD) cohorts in our phase 1 trial of TransCon PTH in healthy subjects demonstrated an infusion-like profile of free PTH. By providing steady levels of PTH in the physiological range, we believe TransCon PTH can address the fundamental limitations of short-acting PTH molecules and become a highly differentiated therapy for HP.

Clinical Development of TransCon PTH for Adult Hypoparathyroidism

Our ongoing phase 2 PaTH Forward Trial is evaluating the safety, tolerability and efficacy of three fixed doses -week double-blinded period, followed by a range of doses intended to cover the range of individual requirements for hormone replacements in a long-term open-label extension, or OLE, using a ready-to-use prefilled pen device. The goal of PaTH Forward is to evaluate TransCon PTH control of serum and urinary calcium, identify a starting dose for a pivotal phase 3 trial, and establish a titration regimen for complete withdrawal of SoC.

In April 2020, we announced top-line data from the four-week fixed dose, double-blinded portion of PaTH Forward, a global phase 2 study evaluating the safety, tolerability and efficacy of TransCon PTH in adult subjects with hypoparathyroidism. A total of 59 subjects were randomized in a blinded manner to receive fixed -to-use prefilled pen injector planned for commercial presentation. All doses of TransCon PTH were well-tolerated, and no serious or severe treatment-related adverse events, or TEAEs, were observed at any point. No treatment-emergent adverse events led to discontinuation of study drug, and the overall incidence of TEAEs was comparable between TransCon PTH and placebo. Additionally, there were no drop-outs during the four-week fixed dose period. In the modified full analysis set (n=57), TransCon PTH eliminated standard of care (i.e. off active vitamin D and 500 mg per day of calcium supplements) in 100 percent of subjects in the highest dose arm -eight subjects reached the six-month analysis in the OLE portion of the trial, where they receive a customized maintenance dose of TransCon PTH

Preliminary six-month results from the PaTH Forward OLE demonstrated:

•	91 percent of all subjects eliminated standard of care (defined as (1) off active vitamin D and (2) 500 mg per day of calcium supplements), including 76 percent who eliminated all supplements.

•	86 percent of all subjects normalized or reduced by 50 percent 24-hour urine calcium.

Financial Statements	12

•

All mean summary and subdomain SF-36® Health Survey scores normalized despite all mean scores starting below norms at baseline including subjects randomized to placebo who switched to TransCon PTH group at week four. Importantly, subjects randomized to TransCon PTH demonstrated continued improvements from week four to month six.

•	Bone mineral density mean Z-scores trended towards normalization at week 26.

All doses of TransCon PTH were well-tolerated, and no treatment-related serious or severe adverse events were observed at any point. No subjects had PTH treatment-emergent adverse events related to hyper- or hypocalcemia leading to emergency visit, urgent care visit, or hospitalization.

•	Adherence to daily injections of TransCon PTH was 99.8 percent.

As of March 3, 2021, fifty-eight out of the fifty-nine patients continued in the open-label extension portion of the trial, where they receive a customized maintenance dose of Tran

In September 2020, we submitted an amendment to our IND to initiate PaTHway, our global phase 3 clinical trial evaluating the safety, tolerability and efficacy of TransCon PTH in adults with HP following discussions with FDA and European regulatory authorities. The double-blind, placebo-controlled trial is expected to enroll approximately 76 subjects at sites in North America and Europe in order to obtain 68 evaluable subjects.

We expect topline results from this trial in the fourth quarter of 2021. In addition, we are planning to conduct a phase 3 study in Japan designed to evaluate the safety, tolerability, and efficacy of TransCon PTH. We anticipate filing a Clinical Trial Notification for this proposed phase 3 study in the second quarter of 2021.

TransCon CNP

TransCon CNP is an investigational long-acting prodrug of C-type natriuretic peptide designed to provide continuous CNP exposure at therapeutic levels with a well-tolerated and convenient once-weekly dose. It is being developed for the treatment of children with achondroplasia. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance, reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension, and release unmodified CNP, which is small enough in size to allow effective penetration into growth plates. We believe TransCon CNP offers advantages over short-acting CNP and CNP analogs in development that result in high Cmax levels which may cause adverse cardiovascular events. In addition, we expect a more constant CNP exposure at lower Cmax to correlate with better therapeutic outcomes.

Clinical Development of TransCon CNP for Achondroplasia

Following completion of the phase 1 trial, and a successful submission of an IND in July 2019, we initiated the phase 2 ACcomplisH Trial, a sequential rising dose trial to evaluate the safety and efficacy of TransCon CNP in approximately 60 children with achondroplasia (ages two to ten years). Subjects will be randomized to receive either TransCon CNP or placebo in a 3:1 ratio. The primary efficacy endpoint is annualized height velocity at twelve months. Key secondary and additional endpoints include body proportionality and change in BMI, both evaluated after twelve months of weekly TransCon CNP treatment, and patient reported outcome (PRO) measures. We continue to work towards escalating sequential dose cohorts throughout this year.

In collaboration with VISEN, we are sponsoring the ACcomplisH China Trial, a randomized, double-blind, placebo-controlled, phase 2 dose expansion trial to evaluate the safety and efficacy of TransCon CNP in subjects with achondroplasia. The primary endpoint is to evaluate the safety of treatment and its effect on 12- month annualized height velocity. In January 2021, China Center for Drug Evaluation (CDE) of National Medical Products Administration (NMPA) approved VISEN’s IND application to conduct the ACcomplish China Trial.

In parallel, we are conducting the ACHieve Study, a multi-center natural history study designed to gain insight into the experience of pediatric subjects with achondroplasia. ACHieve will study growth velocity, body proportionality, and comorbidities over time of children with achondroplasia up to eight years old. No study medication will be administered.

TransCon Product Candidates – Oncology

Building from the success of our programs in endocrinology, our vision in oncology is to create best-in-class therapeutics by applying both systemic and sustained localized TransCon technologies for clinically validated

Financial Statements	13

pathways. By applying our unique algorithm for product innovation, we believe we can improve outcomes in oncology currently limited by suboptimal efficacy and systemic toxicity.

We believe TransCon is particularly well-suited to oncology because of the large number of validated targets with known limitations. We are working to not only prolong the activity of approved drugs at efficacious levels, but to extend the exposure times without reaching high toxic levels that often complicate oncology therapeutic regimens. By prolonging therapeutic levels, we believe that our technologies have the potential to increase the efficacy of small molecules, peptides and proteins without increasing toxicity – addressing a long-standing challenge in oncology.

Our TransCon product candidates in oncology are designed for sustained systemic or intratumoral administration to provide durable and potent antitumor effects. TransCon product candidates can be designed to facilitate all the critical steps of the cancer immunity cycle that lead to eradication of malignant cells. We believe these product candidates have the potential to optimize the efficacy of clinically validated therapies while limiting adverse effects.

Development of TransCon Product Candidates in Oncology

Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying TransCon technologies to clinically validated pathways, using our unique algorithm for product innovation. We are conducting nonclinical studies within the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon technologies.

We are currently advancing two product candidates:

•

TransCon TLR7/8 Agonist is designed for sustained release of TLR7/8 agonist, resiquimod, and intended for intratumoral administration. This product candidate is designed to provide potent activation of the innate immune system in the tumor and draining lymph nodes and to have low risk of systemic toxicity. In December 2020, we filed an IND with the U.S. Food and Drug Administration to initiate the clinical program of TransCon TLR7/8 Agonist with the transcendIT-101 Trial.

We expect initial results from the first part of transcendIT-101, monotherapy dose escalation, in the fourth quarter of 2021. We plan to initiate the second part of transcendIT-101, dose escalation of TransCon TLR7/8 Agonist in combination with a checkpoint inhibitor, in the second quarter of 2021.

•

TransCon IL-2 ß/g is designed for prolonged exposure of an IL-2 variant that selectively activates the IL-2R ß/g with minimal binding to IL-2Rα. This product candidate is designed to provide potent anti-tumor activity and to have reduced risk of toxicity, such as vascular leak syndrome. We plan to submit an IND or similar for TransCon IL-2 ß/g in the third quarter of 2021.

We are evaluating additional TransCon product candidates in nonclinical research studies for the treatment a variety of tumor types. Examples of TransCon product candidates under evaluation include stimulators of innate and adaptive immunity, as well as modulators of the tumor environment. We are exploring systemic and intratumoral administration both as a monotherapy and as a component of combination regimens.

We believe these programs have potential to target multiple steps of the immunity cycle that drives the immune response against tumor cells.

Strategic Collaborations

We also engage in strategic collaborations to further leverage our TransCon technologies in certain geographies with market-leading biopharmaceutical companies. These collaborations aim to further monetize both our TransCon technologies and our internal product candidates, particularly into therapeutic areas where we believe a partner may have more expertise, capability and capital. In addition, we may choose to pursue a collaboration to develop and market our internal, wholly-owned product candidates in geographic markets outside our core focus of the United States and Europe.

Financial Statements	14

Impact from COVID-19 Pandemic

A novel strain of coronavirus, (“COVID-19”) was reported to have surfaced in Wuhan, China, in December 2019. Since then, COVID-19 has spread around the world into a pandemic, including into countries where we are operating, where we have planned or have ongoing clinical trials, and where we rely on third-parties to manufacture preclinical and clinical supplies, as well as commercial supply.

Since COVID-19 started to spread around the world, we have closely monitored the development, and implemented several measures to accommodate any potential negative impact on our business, and to ensure the safety of our employees, including:

•	Encouraging employees to work remotely, reduce travel activity, and minimize face-to-face meetings;

•	Establishing home offices, and ensuring proper and secure IT infrastructure, enabling a safe and efficient remote work environment;

•	Implementing remote visits for patients enrolled in our clinical trials, including ensuring safe delivery of clinical drugs;

•	Establishing dedicated COVID-19 working groups to monitor and keeping close dialogue with manufacturing partners; and

•	Establishing measures to accommodate sufficient capacity in logistics and manufacturing.

While COVID-19 has an impact on how we work and conduct our activities, we managed to avoid significant disruptions to our operations in 2020. Further, while COVID-19 continues to remain in the global society, we will keep working with COVID-19 measures to accommodate any business disruptions and to achieve our strategic objectives. Further, as a participant in the global fight against spreading the virus, we will maintain and further develop precautionary measures within our organization, including encouraging our employees to work remotely, reduce travel activity, and minimize face-to-face meetings.

In addition, to accommodate efficient procedures for financial reporting, including internal controls, we have, also before the pandemic, structured our work environment, enabling our employees to perform their tasks remotely. Accordingly, it has not been necessary to make material changes to our internal control over financial reporting due to the pandemic.

While COVID-19 did not have a significant negative impact on our business in 2020, we foresee elevated COVID-19 related risks in certain areas, including:

•	In conducting our clinical trials, there is a risk that suppliers experience delays in providing necessary equipment, consumables and services, which potentially could cause temporary delays in clinical trial activities. In addition, there is a risk that patients will elect not to enroll in trials to limit their exposure to medical institutions, which could potentially have a negative impact on clinical trial timelines;

•

Global demand for COVID-19 vaccines could result in contract manufactures not having sufficient capacity to meet scheduled manufacturing. In addition, sourcing of certain types of raw materials, consumables and equipment could result in scheduled manufacturing being delayed or postponed;

•

Travel restrictions and local outbreaks of COVID-19 could restrict authorities from performing site inspections in connection with their review procedures of marketing applications for TransCon hGH (longapegsomatropin), which could potentially delay the commercial launch; and

•

Our commercial launch strategy could be negatively impacted by patients not being able to see their physicians, and similarly, our commercial team not being able to meet with physicians, which could both have a negative impact on the commercial launch strategy.

We monitor these risks closely, and work with relevant stakeholders to avoid disruptions, and to develop and establish working measures. However, while COVID-19 continues to impact global societies, the uncertainty related to the duration and direction of the pandemic makes the future impact from COVID-19, including the magnitude of any impact on our operational results, highly uncertain and unpredictable.

Financial Statements	15

Financial Review

Consolidated net loss for the year ended December 31, 2020 was €419.0 million, or €8.28 per share (basic and diluted), compared to a consolidated net loss of €218.0 million, or €4.69 per share (basic and diluted) for the year ended December 31, 2019. The results are in line with Management’s expectations.

All employees in Denmark (domicile country) are employed by the Parent Company, and accordingly, neither of the Danish subsidiaries have employees. Furthermore, all external, project related expenses, as well as site costs incurred by foreign subsidiaries are being financed by the Parent Company. All direct related project expenses are invoiced to subsidiaries that holds the license rights for the product candidates. In addition, the Parent Company provide services to subsidiaries, which are disclosed as revenue in the Parent Company’s separate financial statements. All intergroup transactions are made on an arms-length basis and eliminated in the consolidated financial statements.

Accordingly, operating results in the Parent Company highly depends on project related activities in the Group. Main effects on the consolidated profit or loss, and cash flows are described in the following sections.

Revenue

Revenue for the year ended December 31, 2020 was €7.0 million, a decrease of €6.4 million, or 48%, compared to €13.4 million for the year ended December 31, 2019, and primarily comprised sale of clinical supply, rendering of services, and recognition of internal profit deferred from November 2018 when we entered into the collaboration with VISEN. The decrease was due to a lower amount of license and service revenue, partly offset by sale of clinical supply, to VISEN.

Research and Development Costs

Research and development costs were €260.9 million for the year ended December 31, 2020, an increase of

€69.3 million, or 36%, compared to €191.6 million for the year ended December 31, 2019.

External development costs related to TransCon hGH (lonapegsomatropin) increased by €2.9 million, primarily driven by increases in clinical trial costs and write-downs on pre-launch inventories related to longapegsomatropin, as well as costs related to regulatory, statistical and medical activities related to the preparation of the BLA-filing, partly offset by lower costs for manufacturing of validation batches.

External development costs related to TransCon PTH increased by €8.6 million, reflecting increased clinical trial costs related to the progress of our phase 2 PaTH Forward clinical trial, increased costs of device development, and increased costs of biometric activities compared to last year.

External development costs related to TransCon CNP increased by €5.4 million, primarily reflecting an increase in manufacturing costs and clinical trial costs for our phase 2 ACcomplisH Trial, partly offset by a decrease in preclinical costs.

179387516700500External development costs related to our oncology product candidates, primarily TransCon TLR7/8 Agonist and TransCon IL-2 / , increased by €14.1 million, reflecting an increase in manufacturing costs and preclinical costs as these product candidates progress through the early development stages and into manufacturing.

Other research and development costs increased by €38.3 million, primarily driven by an increase in personnel costs of €19.6 million and non-cash share-based payment of €10.6 million due to a higher number of employees in research and development functions, but also reflecting increases of €4.8 million in IT and telecommunication costs and €3.1 million in facility costs and depreciation allocated to research and development functions. Other costs, including laboratory operations, supplies and professional fees, increased by net €3.3 million compared to the same period last year. Travel and entertainment costs decreased by €3.1 million, primarily due to the COVID-19 pandemic. Research and development costs included non-cash share- based payment of €33.0 million for the year ended December 31, 2020, compared to €22.4 million for the year ended December 31, 2019.

Financial Statements	16

Selling, General and Administrative Expenses

Selling, general and administrative expenses were €76.7 million for the year ended December 31, 2020, an increase of €28.2 million, or 58%, compared to €48.5 million for the year ended December 31, 2019. The higher expenses were primarily due to an increase in personnel costs of €10.3 million and non-cash share- based payment of €5.0 million for additional commercial and administrative personnel. IT and telecommunication costs increased by €4.8 million and insurance costs increased by €3.3 million. Professional fees, primarily related to building up our commercial capabilities, but also including legal costs and recruitment, increased by €5.6 million. Other costs, including facility costs and depreciation, increased by net €0.6 million, whereas travel and entertainment costs decreased by €1.4 million, primarily due to the COVID-19 pandemic. Selling, general and administrative expenses included non-cash share-based payment of €20.2 million for the year ended December 31, 2020, compared to €15.1 million for the year ended December 31, 2019.

Net Profit / (Loss) in Associate

Net loss in associate was €9.5 million for the year ended December 31, 2020 compared to €8.1 million for the year ended December 31, 2019, which represents the Company’s share of net result in VISEN.

Finance Income and Finance Expenses

Finance income was €1.8 million for the year ended December 31, 2020, a decrease of €16.0 million compared to €17.8 million for the year ended December 31, 2019. Finance expenses were €80.8 million for the year ended December 31, 2020, an increase of €79.6 million compared to €1.2 million for the year ended December 31, 2019. As we hold positions of marketable securities and cash and cash equivalents in U.S. Dollar, we are affected by exchange rate fluctuations when reporting our financial results in Euro. For the year ended December 31, 2020, we recognized an exchange rate loss when reporting our U.S. Dollar positions in Euro, reflecting negative exchange rate fluctuations, whereas we recognized a gain for the year ended December 31, 2019, reflecting positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro. Further, the change reflects a €8.2 million decrease in interest income due to declining interest rates compared to last year, and a €0.7 million increase in interest expenses on lease liabilities.

The impact of exchange rate fluctuations is primarily related to our cash position in U.S. Dollar. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our budgeted future expenses and we make payments from those positions.

We did not hold interest-bearing debt for any of the periods presented. However, IFRS 16, “Leases”, requires interest expenses to be recognized on lease liabilities.

Tax on Profit / (Loss) for the Year

Tax for the year ended December 31, 2020 was a net credit of €0.2 million, in line with the net credit of €0.2 million for the year ended December 31, 2019. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2020, the jointly taxed Danish entities had a tax loss, and accordingly were entitled to a tax refund of approximately €0.7 million, partly offset by tax provisions of €0.4 million in our German subsidiary and €0.1 million in one of our subsidiaries in the United States.

Cash flows from / (used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2020 was €271.5 million compared to €175.9 million for the year ended December 31, 2019. The net loss for the year ended December 31, 2020 of €419.0 million included non-cash charges of €62.6 million, comprising share-based payment and depreciation, non-cash revenue of €3.5 million, and non-cash net financial expenses and taxes, of €89.3 million. The net change in working capital contributed negatively to cash flows by €1.0 million, primarily due to an increase in prepayments of €6.4 million, an increase in receivables of €2.0 million and a decrease in contract liabilities of €0.5 million, partly offset by an increase in trade payables, accrued expenses and other payables of €7.9 million.

Financial Statements	17

Cash Flows from / (used in) Investing Activities

Cash flows used in investing activities for the year ended December 31, 2020 of €291.2 million were related to acquisition of marketable securities of €537.8 million and settlement of marketable securities of €263.1 million, to acquisition of property, plant and equipment of net €14.8 million, primarily related to our oncology laboratories in the U.S. and for use in the laboratories of our German facility, and to development of software of €1.7 million.

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2020 of €602.7 million were comprised of €580.5 million in net proceeds from our follow-on public offering of ADSs completed in July 2020 and €26.9 million in net proceeds from warrant exercises in April, May, June, August, September, November and December 2020, partly offset by payments on lease liabilities of €4.8 million.

Liquidity and Capital Resources

As of December 31, 2020, we had cash, cash equivalents and marketable securities totaling €834.1 million. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development.

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, we continue to adopt the going concern basis of accounting in preparing the financial statements.

Uncertainty Relating to Recognition and Measurement

When preparing the annual report, it is necessary that Management, in accordance with legislative provisions, makes a number of accounting judgements and estimates which form the basis for the annual report. The accounting judgments and estimates made by Management are described in Note 3 “Significant Accounting Judgements, Estimates and Assumptions”.

Risk Management

Business Risks

The Group is exposed to certain risks that are common across the biopharmaceutical industry, including but not limited to risks that    pertain to research and development, regulatory approval, commercialization, intellectual property rights and access to financing, and some risks that are specific to the Group’s development programs and technology platform. Some of these risks may significantly affect the Group’s ability to execute its strategy and in order to mitigate such risks, the Group has identified and categorized these risks as critical risks and has a program in place to ensure proactive identification, management and mitigation of such risks.

Financial Risks

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as currency risk and interest rate risk, credit risk and liquidity risk. Financial risk management is further described in Note 20 to the consolidated financial statements.

Intellectual Capital Resources

The Company is highly dependent on the skills and capabilities of its employees. Employees are considered one of the most important resources of the Group and Management strives to attract and retain the most qualified employees to ensure continued development of the Company’s technologies and application of these technologies towards improvement of existing treatments for significant disease areas.

Financial Statements	18

The skills, knowledge, experience and motivation of the Company’s employees are essential to the continued development and success of the companies within the Company. The employees of the Company are highly educated, and many have extensive experience within the biopharmaceutical industry and in the development of pharmaceutical products. Management puts great efforts into organizing the highly skilled employees into effective teams across the Company’s geographical locations to take advantage of knowledge and experiences across the various business areas.

Corporate Responsibility

Ascendis Pharma A/S has established a framework of corporate policies and rules which governs compliance by the Company, its employees and business partners with laws and regulations and with the Ascendis Pharma Code of Business Conduct & Ethics.

The Ascendis Pharma A/S Corporate Responsibility Report 2020 defines our compliance with Section 99a (CSR) and Section 99b (Diversity) of the Danish Financial Statements Act.

Find more detailed information in the Ascendis Pharma Corporate Responsibility Report 2020 at: https://investors.ascendispharma.com/financial-and-filings/annual-general-meetings/2020-corporate-social- responsibility-report.

Events after the Balance Sheet Date

On January 8, 2021, the Company entered into an equity investment of $12.5 million in its associate VISEN as part of VISENS $150 million Series B financing. Following VISEN’s Series B financing, Ascendis retains approximately 44% of VISEN’s issued and outstanding shares. As a result, Ascendis expects to recognize a non-cash gain in the first quarter of 2021 of €42.3 million. The Series B financing does not change the Company’s accounting treatment of VISEN.

No other events have occurred after the reporting date that would influence the evaluation of these consolidated financial statements.

Outlook

The Company is applying its innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company. To date, we have only generated revenue from license fees, the assignment of certain intellectual property rights, research and development services rendered under collaboration agreements, including delivery of clinical supply material, and feasibility studies performed for potential partners. None of our product candidates have been approved for commercial sale by the US Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or similar non-US regulatory authorities, and we have not generated revenues from the sale of approved products.

We expect that our operating expenses may increase over the next several years as we expand our research and development efforts and prepare for commercialization. In the coming year, we will continue to expend substantial resources, including costs associated with research and development, conduction preclinical studies, clinical trials, obtaining regulatory approvals, and, eventually, sales and marketing if any of our product candidates are approved.

As a result, our operating expenses are expected to be significantly higher than this year, and we may incur substantial operating losses for the foreseeable future as we execute our operating plan.

Financial Statements	19

Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

		Group		Parent
(EUR’000)	Notes	2020	2019	2020	2019
Statement of Profit or Loss
Revenue	4	6,953	13,375	69,112	40,447
Research and development costs	6	(260,904)	(191,621)	(111,101)	(79,437)
Selling, general and administrative expenses		(76,669)	(48,473)	(70,472)	(42,717)

Operating profit/(loss)		(330,620)	(226,719)	(112,461)	(81,707)

Share of profit/(loss) of associate	13	(9,524)	(8,113)	—	—
Finance income	9	1,812	17,803	16,662	28,070
Finance expenses	9	(80,842)	(1,221)	(79,795)	(844)

Profit/(loss) before tax		(419,174)	(218,250)	(175,594)	(54,481)

Tax on profit/(loss) for the year	10	219	234	363	(950)

Net profit/(loss) for the year		(418,955)	(218,016)	(175,231)	(55,431)

Attributable to owners of the Company		(418,955)	(218,016)	(175,231)	(55,431)

Basic and diluted earnings/(loss) per share		€(8.28)	€(4.69)	—	—
Number of shares used for calculation (basic and diluted) (1)		50,616,528	46,506,862	—	—

Statement of Comprehensive Income
Net profit/(loss) for the year		(418,955)	(218,016)	(175,231)	(55,431)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(42)	(37)	—	—

Other comprehensive income/(loss) for the year, net of tax		(42)	(37)	—	—

Total comprehensive income/(loss) for the year, net of tax		(418,997)	(218,053)	(175,231)	(55,431)

Attributable to owners of the Company		(418,997)	(218,053)	(175,231)	(55,431)

(1)

A total of 6,148,004 warrants outstanding as of December 31, 2020 (a total of 5,820,211 warrants outstanding as of December 31, 2019) can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

Financial Statements	20

Statements of Financial Position as of December 31

		Group		Parent
(EUR’000)	Notes	2020	2019	2020	2019
Assets
Non-current assets
Intangible assets	11	5,717	3,495	2,222	—
Property, plant and equipment	12	108,112	45,069	12,574	11,750
Investment in associate	13	9,176	15,538	—	—
Investment in group enterprises	22	—	—	70,461	48,605
Receivables from group enterprises	20	—	—	778,205	497,160
Other receivables	14, 20	1,375	1,463	951	949
Marketable securities	20	115,280	—	115,280	—

		239,660	65,565	979,693	558,464

Current assets
Trade receivables	20	387	804	—	—
Other receivables	14, 20	6,957	4,609	5,554	3,176
Prepayments		13,994	7,648	2,514	1,055
Marketable securities	20	134,278	—	134,278	—
Cash and cash equivalents	20	584,517	598,106	494,328	567,105

		740,133	611,167	636,674	571,336

Total assets		979,793	676,732	1,616,367	1,129,800

Equity and liabilities
Equity
Share capital	15	7,217	6,443	7,217	6,443
Distributable equity	16	831,494	590,671	1,543,978	1,059,389

Total equity		838,711	597,114	1,551,195	1,065,832

Non-current liabilities
Lease liabilities	17	85,116	30,720	9,715	8,711
Other liabilities		3,162	908	3,162	908

		88,278	31,628	12,877	9,619

Current liabilities
Lease liabilities	17	6,859	5,899	2,077	2,047
Contract liabilities	18	363	858	5,320	8,007
Trade payables and accrued expenses	20	21,897	27,765	3,117	13,517
Payables to group enterprises	20	—	—	15,340	15,532
Other liabilities		23,384	13,349	26,441	15,246
Income taxes payable		301	119	—	—

		52,804	47,990	52,295	54,349

Total liabilities		141,082	79,618	65,172	63,968

Total equity and liabilities		979,793	676,732	1,616,367	1,129,800

Financial Statements	21

Statements of Changes in Equity

	Group
		Distributable Equity
(EUR’000)	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
Equity at December 31, 2018	5,659	625,250	3	42,445	(393,307)	280,050

Loss for the year	—	—	—	—	(218,016)	(218,016)
Other comprehensive income/(loss), net of tax	—	—	(37)	—	—	(37)

Total comprehensive income/(loss)	—	—	(37)	—	(218,016)	(218,053)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	37,486	—	37,486
Capital increase	784	528,548	—	—	—	529,332
Cost of capital increase	—	(31,701)	—	—	—	(31,701)

Equity at December 31, 2019	6,443	1,122,097	(34)	79,931	(611,323)	597,114

Loss for the year	—	—	—	—	(418,955)	(418,955)
Other comprehensive income/(loss), net of tax	—	—	(42)	—		(42)

Total comprehensive income/(loss)	—	—	(42)	—	(418,955)	(418,997)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	53,170	—	53,170
Capital Increase	774	638,023	—	—	—	638,797
Cost of capital increase	—	(31,373)	—	—	—	(31,373)

Equity at December 31, 2020	7,217	1,728,747	(76)	133,101	(1,030,278)	838,711

Financial Statements	22

Statements of Changes in Equity

	Parent
		Distributable Equity
			Foreign
			Currency	Share-based
	Share	Share	Translation	Payment	Accumulated
(EUR’000)	Capital	Premium	Reserve	Reserve	Deficit	Total
Equity at December 31, 2018	5,659	625,250	(53)	42,445	(87,155)	586,146

Loss for the year	—	—	—	—	(55,431)	(55,431)
Other comprehensive income/(loss), net of tax	—	—	—	—	—	—

Total comprehensive income/(loss)	—	—	—	—	(55,431)	(55,431)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	37,486	—	37,486
Capital increase	784	528,548	—	—	—	529,332
Cost of capital increase	—	(31,701)	—	—	—	(31,701)

Equity at December 31, 2019	6,443	1,122,097	(53)	79,931	(142,586)	1,065,832

Loss for the year	—	—	—	—	(175,231)	(175,231)
Other comprehensive income/(loss), net of tax	—	—	—	—	—	—

Total comprehensive income/(loss)	—	—	—	—	(175,231)	(175,231)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	53,170	—	53,170
Capital Increase	774	638,023	—	—	—	638,797
Cost of capital increase	—	(31,373)	—	—	—	(31,373)

Equity at December 31, 2020	7,217	1,728,747	(53)	133,101	(317,817)	1,551,195

Financial Statements	23

Cash Flow Statements for the Year Ended December 31

	Group		Parent
(EUR’000)	2020	2019	2020	2019
Operating activities
Net profit/(loss) for the years	(418,955)	(218,016)	(175,231)	(55,431)
Reversal of finance income	(1,812)	(17,803)	(16,662)	(28,070)
Reversal of finance expenses	80,842	1,221	79,795	844
Reversal of tax charge	(219)	(234)	(363)	950
Adjustments for non-cash items:
Non-cash consideration regarding revenue	(3,499)	(6,522)	—	—
Share of profit/(loss) of associate	9,524	8,113	—	—
Share-based payment	53,170	37,486	31,315	20,300
Depreciation and amortization	9,448	6,689	2,344	2,231
Changes in working capital:
Receivables	(1,996)	(2,182)	(2,239)	(746)
Receivables from group enterprises	—	—	(266,575)	(139,851)
Prepayments	(6,357)	4,766	(1,459)	(385)
Contract liabilities (deferred income)	(495)	(6,044)	(2,687)	(140)
Trade payables, accrued expenses and other payables	7,884	7,530	2,256	5,395
Payables to group enterprises	—	—	(515)	(2,329)

Cash flows generated from/(used in) operations	(272,465)	(184,996)	(350,021)	(197,232)
Finance income received	1,326	10,056	1,294	10,007
Finance expenses paid	(1,504)	(717)	(524)	(485)
Income taxes received/ (paid)	1,095	(279)	1,473	—

Cash flows from/(used in) operating activities	(271,548)	(175,936)	(347,778)	(187,710)

Investing activities
Investment in group enterprise	—	—	—	(55)
Acquisition of property, plant and equipment	(19,860)	(5,159)	(64)	(467)
Reimbursement from acquisition of property, plant and equipment	5,054	—	—	—
Development expenditures (software)	(1,692)	—	(1,692)	—
Purchase of marketable securities	(537,752)	—	(537,752)	—
Settlement of marketable securities	263,051	—	263,051	—

Cash flows from/(used in) investing activities	(291,199)	(5,159)	(276,457)	(522)

Financing activities
Payment of lease liabilities (principal amount)	(4,774)	(4,038)	(1,808)	(1,820)
Capital increase	638,797	529,332	638,797	529,332
Cost of capital increase	(31,373)	(31,701)	(31,373)	(31,701)

Cash flows from/(used in) financing activities	602,650	493,593	605,616	495,811

Increase/(decrease) in cash and cash equivalents	39,903	312,498	(18,619)	307,579

Cash and cash equivalents at January 1	598,106	277,862	567,105	251,782
Effect of exchange rate changes on balances held in foreign currencies	(53,492)	7,746	(54,158)	7,744

Cash and cash equivalents at December 31	584,517	598,106	494,328	567,105

Cash and cash equivalents include
Bank deposits	581,872	598,106	491,683	567,105
Short-term marketable securities	2,645	—	2,645	—
Cash and cash equivalents at December 31	584,517	598,106	494,328	567,105

Notes to the Financial Statements	24

Notes to the Financial Statements

Note 1 – General Information

Ascendis Pharma A/S, together with its subsidiaries, is applying its innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our”, refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900 Hellerup, Denmark. The Company’s registration number in Denmark is 29918791.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors approved these financial statements on March 10, 2021, and the financial statements can be obtained from cvr.dk.

Notes to the Financial Statements	25

Note 2 – Summary of Significant Accounting Policies

Basis of Preparation

The financial statements are prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The financial statements include additional disclosures for reporting class C large sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

The accounting policies applied when preparing the financial statements are described in detail below and are applied for all entities. Significant accounting judgements and estimates used when exercising the accounting policies are described in Note 3.

These financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Changes in Accounting Policies and Disclosures

Several amendments to and interpretations of IFRS applied for the first time in 2020, which has not had an impact on the accounting policies applied by the Company. Thus, the accounting policies applied when preparing these financial statements have been applied consistently to all the periods presented, unless otherwise stated.

Going Concern

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, the Company continues to adopt the going concern basis of accounting in preparing the financial statements.

Basis of Consolidation

The consolidated financial statements include the parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. Control of an enterprise exist when the Company is exposed to, or has rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 23.

Consolidation Principles

The consolidated financial statements comprise the parent company and its subsidiaries at December 31, 2020. Subsidiaries, which are enterprises the Company control at the reporting date, are fully consolidated from the date upon which control is transferred to the Company. They are deconsolidated from the date control ceases. Control over an enterprise is reassessed if facts and circumstances indicate that there are changes to one or more of the three elements of control, respectively:

•	The contractual arrangement(s) with the other vote holders of the enterprise;

•	The Company’s voting rights and potential voting rights; and

•	Rights arising from other contractual arrangements.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between group enterprises are eliminated in full on consolidation.

Subsidiaries and associates apply accounting policies in line with the Company’s accounting policies. When necessary, adjustments are made to bring the entities’ accounting policies in line with those of the Company.

Notes to the Financial Statements	26

Investment in Associates

An associate is an entity over which the Company has significant influence over financial and operational decisions but without having control or joint control. The Company’s associate is accounted for using the equity method. Under the equity method, the associate is initially recognized at cost. Thereafter, the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition or establishment date.

The consolidated statements of profit or loss include the Company’s share of result after tax and other interests of the associate. Transactions between the associate and the Company are eliminated proportionally according to the Company’s interest in the associate. Unrealized gains and losses resulting from transactions between the Company and its associate is eliminated to the extent of the Company’s interest in the associate.

On each reporting date, the Company determines whether there is objective evidence that the associate is impaired. If there is such evidence, the amount of impairment is calculated as the difference between the recoverable amount of the associate and its carrying value. Any impairment loss is recognized within share of profit/(loss) of associate in the consolidated statements of profit or loss.

Foreign Currency

Functional and Presentation Currency

Items included in the financial statements are measured using the functional currency of each Group entity. Functional currency is the currency of the primary economic environment in which the entity operates. The financial statements are presented in Euro, or EUR, which is also the functional currency of the parent company.

Translation of Transactions and Balances

On initial recognition, transactions in currencies other than the individual entity’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the reporting date are translated using the exchange rate in effect at the reporting date.

Exchange rate differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the reporting date, are recognized in profit or loss as finance income or finance expenses. Property, plant and equipment, intangible assets and other non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Currency Translation of Group Enterprises

When subsidiaries or associates present their financial statements in a functional currency other than EUR, their statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the reporting date. Exchange rate differences arising from translation of foreign entities’ balance sheet items at the beginning of the year to the reporting date exchange rates as well as from translation of statements of profit or loss from average rates to the exchange rates at the reporting date are recognized in other comprehensive income. Similarly, exchange rate differences arising from changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Business Combinations

Newly acquired or newly established subsidiaries are recognized in the consolidated financial statements from the time of acquiring or establishing such enterprises. Time of acquisition is the date on which the Company obtains control over the enterprise.

When acquiring new enterprises over which the Company obtains control, the acquisition method is applied. Under this method, assets, liabilities and contingent liabilities of these enterprises are identified and measured at fair value as of the acquisition date. Restructuring costs are only recognized in the pre-acquisition balance sheet if they constitute a liability of the acquired enterprise. Allowance is made for the tax effect of the adjustments made.

Notes to the Financial Statements	27

The acquisition price for an enterprise consists of the fair value of the consideration paid for the acquired enterprise. Costs that are attributable to the acquisition of the enterprise are recognized in the consolidated statement of profit or loss when incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired are all recorded as goodwill.

Goodwill is subject to an annual impairment test. Impairment is calculated as the difference between the recoverable amount of the cash-generating unit that the goodwill relates to, and its carrying amount. Any impairment loss is recognized in the consolidated statement of profit or loss in a separate line item.

Revenue

Revenue is primarily generated from collaboration and license agreements. Furthermore, revenue is generated from development services under development and commercialization agreements, including delivery of clinical supply material. Additionally, revenue is generated from feasibility studies for potential partners to evaluate if TransCon technologies enable certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that the Company performs.

When contracts with customers are entered into, the goods and/or services promised in the contract are assessed to identify distinct performance obligations. A promise in the agreement is considered a distinct performance obligation if both of the following criteria are met:

•

the customer can benefit from the goods or services either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and

•

the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

Under collaboration, license, and other agreements that contain multiple promises to the customer, the promises are identified and accounted for as separate performance obligations if these are distinct. If promises are not distinct, those goods or services are combined with other promised goods or services until a bundle of goods or services that is distinct is identified.

The transaction price in the contract is measured at fair value and reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In the transaction price, variable consideration, including milestone payments, is only included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services are transferred to the customer, either over time or at a point in time, depending on the specific terms and conditions in the contracts.

Revenue is stated net of value added tax and duties collected on behalf of a third party, and discounts. Usually, the payment terms are within one to two months. No payment terms exceed twelve months, and thus transaction prices are not adjusted for financing components.

Research and Development Costs

Research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs performed by Clinical Research Organizations, or CROs, and Contract Manufacturing Organizations, or CMOs, salaries and other personnel costs including pension and share-based payment, the cost of facilities, the cost of obtaining and maintaining the Company’s intellectual property portfolio, and depreciation of non-current assets used in research and development activities.

Notes to the Financial Statements	28

Research costs comprise costs incurred at the early stages of the drug development cycle from the initial drug discovery and include a variety of preclinical research activities in order to assess potential drug candidates in non-human subjects, prior to filing an Investigational New Drug Application, or IND, or equivalent. Research costs are recognized in the statement of profit or loss when incurred.

Development activities relate to activities following an IND or equivalent, and typically involves a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings prior to obtaining the necessary approval from the appropriate authorities. Development activities comprise drug candidates undergoing clinical trials starting in phase I (first time drug is administrated in a small group of humans), and further into Phase II and III, which include administration of drugs in large patient groups. Following, and depending on clinical trial results, a Biologic License Application, or BLA, may be submitted to the authorities, to apply for marketing approval, which, with a positive outcome will permit the Company to market and sell the drug products. Long-term extension trials may be ongoing following submission of a BLA.

A substantial part of development activities is performed by CROs and CMOs, usually through long-term contractual collaborations, and may comprise a variety of service and deliveries, where payment terms not necessarily reflect the stage of completion. In order to recognize development costs on an accrual basis, the Company allocates contractual consideration to project stages, and recognizes development cost according to pre-defined attributes and measurement principles (i.e., number of patients enrolled, achieving project milestones, etc.).

Development costs also include manufacturing costs related to validation batches, or process performance qualification batches on development product candidates, and write-downs on inventories manufactured for late-stage development product candidates prior to marketing approval being obtained (pre-launch inventories).

Due to the risk related to the development of pharmaceutical products, the Company cannot estimate the future economic benefits associated with individual development activities with sufficient certainty until the development activities have been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the statement of profit or loss when incurred.

Selling, General and Administrative Expenses

Selling, general and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, and depreciation of non-current assets related to general, administrative activities, and pre-commercial activities. Selling, general and administrative expenses are recognized in the statement of profit or loss in the period to which they relate.

Share-based Incentive Programs

Share-based incentive programs under which board members, employees and select external consultants have the option to subscribe shares in Ascendis Pharma A/S (equity-settled share-based payment arrangements) are measured at the equity instrument’s fair value at the grant date. The cost of equity-settled transactions is determined by the fair value at the date of grant using the Black-Scholes valuation model. The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled (i.e., the vesting period). The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight-line basis over the vesting period for each tranche, based on the best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for grants that do not ultimately vest. Where an equity-settled grant is cancelled, it is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately.

Where the terms and conditions for an equity-settled grant is modified, we recognize as minimum the services measured at the grant date fair value over the vesting period. Additionally, we re-measure the unvested grants at the date of modification and recognize any increase in the total fair value over the vesting period. If a new grant is substituted for the cancelled grant and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant.

Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as expenses when incurred.

Notes to the Financial Statements	29

The Parent Company, together with its subsidiaries have entered into group share-based payment arrangements. The Parent Company incurs share-based payment transactions, whereas, subsidiaries receive the services, and the Parent Company incur an obligation to settle the transaction with the subsidiaries. While the obligations are settled in the Parent Company’s own equity instruments, group share-based payments are in the Parent Company’s separate financial statements recognized as cost of investment in subsidiaries with a corresponding increase in equity over the vesting period.

The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 7.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses, amortization of securities, and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future cash payments or receipts through the expected life of the financial asset or financial liability to the amortized cost (the carrying amount), of such asset or liability.

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in the statement of profit or loss by the portion attributable to the profit or loss for the year, and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the statement and consolidated statement of financial position, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

When computing the current tax for the year, the tax rates and tax rules enacted or substantially enacted at the reporting date are used. Current tax payable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the statement of profit or loss because it excludes items of income or expense that are taxable or deductible in prior or future years. In addition, taxable profit or loss excludes items that are never taxable or deductible.

Deferred tax is recognized according to the balance sheet liability method of all temporary differences between carrying amounts and tax-based values of assets and liabilities, apart from deferred tax on all temporary differences occurring on initial recognition of goodwill or on initial recognition of a transaction which is not a business combination, and for which the temporary difference found at the time of initial recognition neither affects profit or loss nor taxable income.

Deferred tax liabilities are recognized on all temporary differences related to investments in subsidiaries and/or associates, unless the Company is able to control when the deferred tax is realized, and it is probable that the deferred tax will not become due and payable as current tax in the foreseeable future.

Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the statement of financial position at their estimated realizable value, either as a set-off against deferred tax liabilities or as net tax assets for offset against future positive taxable income. Deferred tax assets are only offset against deferred tax liabilities if the entity has a legally enforceable right to set off, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax jurisdiction. Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the reporting date are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in the statement of profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income. On every reporting date, it is assessed whether sufficient taxable income is likely to arise in the future for the deferred tax asset to be utilized.

Notes to the Financial Statements	30

Intangible Assets

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is subject to impairment testing at least on a yearly basis. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or group of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash-generating unit or group of cash-generating units to which goodwill is allocated represent the lowest level within the Company at which the goodwill is monitored for internal management purposes.

Other Intangible Assets

Intangible assets comprise acquired intellectual property rights in the form of patents and licenses, which are measured at cost less accumulated amortization and accumulated impairment losses. Cost comprises the acquisition price and costs directly attributable to the acquisition of the asset. The amortization period is determined based on the expected economic and technical useful life of the asset, and amortization is recognized on a straight-line basis over the expected useful life of 5-10 years depending on the planned use of the specific asset and the lifetime of the patents protecting the intellectual property rights. Subsequent costs to maintain the intangible assets are recognized as expenses in the period to which they relate.

Software

Software assets comprise administrative applications and serve general purposes to support operations.

Development costs that are directly attributable to the design, customization, implementation, and testing of identifiable and unique software assets controlled by the Company are recognized as intangible assets from the time that; (1) the software asset is clearly defined and identifiable; (2) technological feasibility, adequate resources to complete, and an internal use of the software asset can be demonstrated; (3) the expenditure attributable to the software asset can be measured reliably; and (4) the Company has the intention to use the software asset internally.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when the development is complete, and the asset is available for use. Software assets are amortized over the period of expected future benefits. Amortization is recognized in research and development costs, and selling, general and administrative expenses, as appropriate. During the period of development, the asset is tested for impairment, at least annually, or if there are indications that a software asset is impaired. Expenditures, that do not meet the criteria above are recognized as an expense as incurred. The Company does not capitalize software with no alternative use, or where economic benefit depends on marketing approvals of drug candidates and where marketing approvals have not been obtained.

Property, Plant and Equipment

Property, plant and equipment primarily comprises leasehold improvements, office facilities, and process equipment and tools which are located at CMOs.

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be used in operation. Property, plant and equipment also includes right-of-use assets. Please refer to the section “Leases”. Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to the Company and the costs of the items can be measured reliably. All repair and maintenance costs are charged to the statement and consolidated statement of profit or loss during the financial periods in which they are incurred.

Notes to the Financial Statements	31

Plant and equipment acquired for research and development activities with alternative use, which is expected to be used for more than one year, is capitalized and depreciated over the estimated useful life as research and development costs. Plant and equipment acquired for research and development activities, which has no alternative use, is recognized as research and development costs when incurred.

If the acquisition or use of the asset involves an obligation to incur costs of decommissioning or restoration of the asset, the estimated related costs are recognized as a provision and as part of the relevant asset’s cost, respectively.

The basis for depreciation is cost less estimated residual value. The residual value is the estimated amount that would be earned if selling the asset today net of selling costs, assuming that the asset is of an age and a condition that is expected after the end of its useful life. Cost of a combined asset is divided into smaller components, with such significant components depreciated individually if their useful lives vary. Depreciation commences when the asset is available for use, which is when it is in the location and condition necessary for it to be capable of operating in the manner intended.

Depreciation is calculated on a straight-line basis, based on an asset’s expected useful life, being within the following ranges:

Process plant and machinery	5-10 years
Other fixtures and fittings, tools and equipment	3-5 years
Leasehold improvements	3-10 years
Right-of-use assets	2-11 years

Depreciation methods, useful lives and residual amounts are reassessed at least annually.

Property, plant and equipment is written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below. Depreciation and impairment losses of property, plant and equipment is recognized in the statement and consolidated statement of profit or loss as research and development costs or as selling, general and administrative expenses, as appropriate.

Gains and losses on disposal of property, plant and equipment are recognized in the statement and consolidated statement of profit or loss at its net proceeds, as either other income or other expenses, as appropriate.

Investments in Group Enterprises – Parent Company

Investments in group enterprises are recognized and measured at cost. Investments that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Investments are written down to the lower of recoverable amount and carrying amount which is further described below in the section “Impairment”.

Impairment

The recoverable amount of goodwill and development projects in progress (software assets) is estimated annually irrespective of any recorded indications of impairment. Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows, or cash-generating units, which for goodwill represent the lowest level within the enterprise at which the goodwill is monitored for internal management purposes. Prior impairments of non-financial assets, other than goodwill, are reviewed for possible reversal at each reporting date.

Notes to the Financial Statements	32

Receivables

Receivables comprise trade receivables and other receivables, which are separately presented in the statements of financial position.

Trade receivables are classified as financial assets at amortized cost, as these are held to collect contractual cash flows and thus give rise to cash flows representing solely payments of principal and interest. Trade receivables are initially recognized at their transaction price and subsequently measured at amortized cost. Other receivables related to VAT, other indirect tax and income tax are measured at cost less impairment. Deposits are initially measured at their fair value and subsequently measured at amortized cost. The carrying amounts of receivables usually equals their nominal value less provision for impairments.

Prepayments

Prepayments comprise advance payments relating to a future financial period. Prepayments are measured at cost.

Marketable Securities

Marketable securities may comprise government bonds, treasury bills, commercial papers, and other securities traded on established markets. In addition, the Company’s investment policy only allows investments in marketable securities having investment grade credit-ratings, as assigned by international credit-rating agencies.

Marketable securities are primarily held to mitigate concentration of credit risks on cash deposits and to preserve capital. In addition, liquidity risk is managed by maintaining adequate cash reserves and banking facilities, and by matching the maturity profiles of financial assets (including marketable securities), with cash-forecasts (including payment profiles on liabilities).

At initial recognition (trade-date), contractual terms of individual securities are analyzed to determine whether these give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. This assessment is referred to as the SPPI-test. All marketable securities held at the reporting date, have passed the SPPI-test.

Marketable securities are initially recognized at fair value at trade-date, and subsequently measured at amortized cost under the effective interest method. Interest income is recognized as finance income in the statement of profit or loss. Marketable securities are subject to impairment tests to accommodate expected credit loss. Gains and losses are recognized as finance income or expenses in the statement of profit or loss when the specific security or portfolio of securities is derecognized, modified or impaired.

Marketable securities, having maturity profiles of three months or less after the date of acquisition are presented as cash equivalents in the statements of financial position, where securities having maturities of more than three months after the date of acquisition are presented separately as marketable securities as current (i.e., those maturing within twelve months after the reporting date) or non-current assets, as appropriate.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and on-demand deposits with financial institutions, and highly liquid marketable securities with a maturity of three months or less after the date of acquisition (trade date). Cash and cash equivalents are measured at amortized cost.

Allowance for Expected Credit Losses on Financial Assets

Financial assets comprise receivables (excluding receivables relating to VAT, other indirect tax and income tax), marketable securities and cash and cash equivalents. Provision for bad debts is determined on the basis of a forward-looking Expected Credit Loss, or ECL model. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows expected to be received, discounted by an approximation of the original effective interest rate.

Notes to the Financial Statements	33

For receivables, we apply a simplified approach in calculating ECLs. Therefore, we do not track changes in credit risk, but instead we assess a loss allowance based on lifetime ECL at each reporting date. Lifetime ECLs are assessed on historical credit loss experience, adjusted for forward-looking factors specific to the counterparts and the economic environment.

For cash, cash equivalents and marketable securities, ECLs are assessed for credit losses that result from default events that are possible within the next twelve months, or 12-month ECL. Marketable securities have investment grade ratings, and thus, the risk from probability of default is low. Accordingly, at initial recognition, 12-month ECL is the same as lifetime ECL. Credit risk is continuously tracked and monitored in order to identify significant deterioration. For those credit exposures for which there have been a significant increase in credit risk since initial recognition, an allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

Shareholders’ Equity

The share capital comprises the nominal amount of the parent company’s ordinary shares, each at a nominal value of DKK 1, or approximately €0.13. All shares are fully paid.

Share premium reserve comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases.

Foreign currency translation reserve includes exchange rate adjustments relating to the translation of the results and net assets of foreign operations from their functional currencies to the presentation currency. The accumulated reserve of a foreign operation is recognized in the consolidated statement of profit or loss at the time the Company loses control, and thus cease to consolidate such foreign operation. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.

Reserve for share-based payment represents the corresponding entries to the share-based payment recognized in the statement of profit or loss, arising from warrant programs. The share-based payments reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.

Retained earnings or accumulated deficit represents the accumulated profits or losses from the Company’s operations. A positive reserve is available to be distributed as dividends to the Company’s shareholders.

Leases

On January 1, 2019, the Company adopted IFRS 16, “Leases”, or IFRS 16. Thus, until December 31, 2018, leases of property, plant and equipment, where the Company had substantially all of the risks and rewards of ownership, were classified as finance leases. Other leases were classified as operating leases. Since no finance leases were in place at December 31, 2018, all leases were classified as operating leases, and accordingly, all lease payments were recognized on a straight-line basis in the statement of profit or loss over the lease term. IFRS 16 was implemented by applying the modified retrospective approach. Accordingly, no comparative information was restated. The lease liability and corresponding right-of-use assets was measured at the present value of the remaining lease payments, discounted using an estimated incremental borrowing rate at January 1, 2019.

From January 1, 2019, contracts are assessed at inception date to identify whether they contain a lease, i.e., if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Except for short-term leases and leases of low value assets, the Company applies a single recognition and measurement approach as described below. For short-term leases and leases of low value assets, lease payments are recognized on a straight-line basis over the lease term in the statement of profit or loss as research and development costs or as selling, general and administrative expenses, as appropriate. The Company does not act as a lessor, neither does it act as a sub-lessor.

Notes to the Financial Statements	34

Right-of-use Assets

Right-of-use assets are recognized at the lease commencement date, defined as the date the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciations and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets include the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. In addition, right-of-use assets also include an estimate of costs to be incurred by the Company in dismantling or restoring the underlying asset to the condition required by the terms and condition of the lease.

Right-of-use assets are presented as part of property, plant and equipment, and depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Lease Liabilities

At the lease commencement date, lease liabilities are recognized and measured at the present value of fixed lease payments and variable lease payments that depend on an index or a rate, whereas variable lease payments and payments related to non-lease components are excluded. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the statement of profit or loss when incurred.

When interest rates implicit in the lease contracts are not readily available, the present value of lease payments are calculated by applying the incremental borrowing rate of the relevant entity holding the lease. Following the commencement date, the incremental borrowing rate is not changed unless the lease term is modified, or if the lease payments are modified and this modification results from a change in floating interest rates. From the lease commencement date and over the lease term, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in lease term, or a change in lease payments, including changes to future payments resulting from a change in an index used to determine such lease payments.

Trade Payables and Payables to Group Enterprises

Trade payables, accrued expenses and payables to group enterprises are measured at amortized cost.

Other Liabilities

Other liabilities comprise payables to public authorities and short-term employee benefits. Other liabilities are measured at their net-realizable values.

Contract Liabilities

Contract liabilities comprise deferred income from collaboration agreements and license agreements, where consideration received does not match the individual deliverables with respect to amount and satisfied performance obligations. Deferred income typically arises from up-front payments under collaboration and license agreements, relating to license grants or up-front funding of development activities.

Deferred income is measured at the fair value of the consideration received and is recognized as revenue in the statement of profit or loss when the relevant performance obligation, to which the deferred income relates, is satisfied.

Cash Flow Statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and the end of the financial year.

Cash flows from operating activities are presented using the indirect method and calculated as the profit or loss adjusted for non-cash items, working capital changes as well as finance income, finance expenses and income taxes paid.

Notes to the Financial Statements	35

Cash flows from investing activities include payments in connection with acquisitions, development, improvement and sale, etc., of intangible assets, property, plant and equipment, and group enterprises. In addition, investing activities include acquisition and settlement of marketable securities.

Cash flows from financing activities comprise payments related to lease liabilities, and changes in the share capital of Ascendis Pharma A/S and related costs.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities. Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

Cash and cash equivalents comprise cash and on-demand deposits with financial institutions, and highly liquid marketable securities with a maturity of three months or less after the date of acquisition (trade-date).

Segment Reporting

The Company is managed and operated as one operating and reportable segment. No separate operating segments or reportable segments have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, no segment information on business segments or geographical markets is disclosed.

Basic EPS

Basic Earnings per Share, or EPS, is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding.

Diluted EPS

Diluted earnings per share is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the dilutive effect of share equivalents. If the consolidated statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.

New International Financial Reporting Standards Not Yet Effective

The IASB has issued, and the European Union has adopted, a number of new or amended standards, which have not yet become effective. Therefore, these new standards have not been incorporated in these financial statements. The financial statements are not expected to be affected by such new or improved standards.

Notes to the Financial Statements	36

Note 3 – Significant Accounting Judgements, Estimates and Assumptions

In the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Judgements and estimates applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning judgements and estimates could result in outcomes, that require a material adjustment to assets and liabilities in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. While the application of critical accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of critical accounting estimates have not revealed any material impact in any of the years ended December 31, 2020 or 2019.

Critical accounting judgements and key sources of estimation uncertainty, which may have a material impact on the financial statements are described in following sections.

Revenue

Revenue is primarily generated from collaboration and license agreements, which typically involve multiple promises, and thus require significant judgements by management on certain areas including:

Determining whether the promises in the agreements are distinct performance obligations; Identifying and constraining variable consideration in the transaction price including milestone payments; Allocating transaction price to identified performance obligations based on their relative stand-alone selling prices; and Determining whether performance obligations are satisfied over time, or at a point in time.

Critical judgements relating to specific revenue transactions are described below.

Identifying Performance Obligations and Allocating Transaction Price

Three license agreements with the Company’s associate VISEN, or licensee, grant the licensee exclusive rights to develop, manufacture, and commercialize patented product candidates in Greater China, including the right to grant sub-licenses to third parties. In addition to the licenses, the Company will provide development services and deliver clinical supply material for clinical trials within Greater China.

In determination of the performance obligations under the license agreements, the stand-alone values of the promises and the Company’s responsibility in the development activities have been considered. Since licensed product candidates were all in phase 1 clinical trials or later stages of development, the licensee can benefit from each promise in the contract either on their own or together with readily available resources. Accordingly, licenses, development services, and clinical trial supplies are all considered distinct performance obligations.

Classification of Licenses as “Right-to-Use” or “Right-to-Access”

Management has considered whether the Company is obligated or expected to perform research and development activities that significantly affect the licensee’s ability to benefit from product candidates. If the Company is contractually obligated, or is expected to perform research and development activities affecting the stand-alone functionality of the product candidate, the license is classified as “right-to-access”. Other licenses are classified as “right-to-use”. Since licensed products are patented drug formulas, future activities do not affect their stand-alone functionalities. Accordingly, all three licenses have been classified as “right-to-use”, with revenue recognized at the point in time, where licensee is granted access to the intellectual property.

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its statement of profit or loss and financial position, the effects of share-based payment transactions. Warrant compensation costs are recognized as research and development costs or selling, general and administrative expenses, as appropriate, over the vesting period, based on management’s best estimate of the number of warrants that will ultimately vests,

Notes to the Financial Statements	37

which is subject to uncertainty. In addition, warrant compensation costs are measured according to the grant date fair values of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model.

See Note 7 for additional details on the Company’s warrant programs, option-pricing model input. Warrant compensation cost recognized in the consolidated statement of profit and loss was €53.2 million and €37.5 million for the years ended December 31, 2020 and 2019 respectively.

Internally Generated Intangible Assets

Development of Drug Candidates

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the statements of financial position if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that the Company has the intent to produce and market the product. Such an intangible asset shall be recognized if it can be demonstrated that the future income from the development project will exceed the aggregate cost of development, production, sale and administration of the product.

Due to the risk associated with drug development, future income from development projects related to drug candidates cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, the Company does not recognize internally generated intangible assets at this time.

Joint Arrangements

Collaboration and license agreements within the Company’s industry are often structured so that each party contributes its respective skills in the various phases of a development project, and significant judgement is required by management determine whether collaboration agreements comprise customer/supplier relationship or joint arrangements where parties share risks and rewards.

It has been concluded that no joint control exists for the Company’s license agreements and the parties do not have any financial obligations on behalf of each other. Accordingly, since neither of the license agreements are considered to be joint arrangements, these are classified as contracts with customers.

Pre-launch Inventories

In order to accommodate market demands, the Company initiates manufacturing of inventories for late-stage development product candidates prior to obtaining marketing approvals, or pre-launch inventories.

In determining the accounting for pre-launch inventories, management considers the probability of future benefits, and accordingly, whether pre-launch inventories qualify as assets. Manufacturing of pre-launch inventories are initiated for late-stage product candidates and are recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approvals, pre-launch inventories are immediately written down to zero, through research and development costs. If the marketing approval is obtained, write-downs of pre-launch inventories will be reversed through research and development costs.

Accruals and Prepayments

Project Development Costs

Development of drug candidates requires spend of significant resources, and establishment of long-term working relationships with CROs and CMOs. Work performed by CROs and CMOs and other project suppliers, often comprise deliveries for more than one reporting period, and where payment terms for contractual work not necessarily reflect the stage of completion of the individual projects and activities. Accordingly, determination of the stage of completion for ongoing project activities include estimation uncertainties as future efforts to complete the specific activity may be difficult to predict.

Notes to the Financial Statements	38

On each reporting date, all significant ongoing activities are reviewed to determine the stage of completion and compared to the invoices received. Accruals are recognized for individual projects where stage of completion exceeds costs of invoices received. Similarly, prepayments are recognized for invoiced costs in excess of the stage of completion. The Company has implemented accrual calculation models and policies, to ensure that consistent accrual procedures are applied, and includes analyzing significant project stages and payment structures, comparing project milestones to planned performance, and revisiting prior periods estimates.

As of December 31, 2020, the consolidated statement of financial position included prepaid project costs of €10.5 million and accrued project costs of €17.0 million, compared to €5.8 million and €10.5 million, respectively, as of December 31, 2019.

Leases

Determination of Lease Term

Certain lease arrangements provide the Company with contractual rights (not obligations) to either extend the lease after the initial term, or not to terminate the lease within the enforceable lease term, i.e., periods where lessor cannot terminate the lease. Those options cover periods in the range from two to ten years in addition to the non-cancellable periods. Significant judgement is required by management to determine whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon occurrence of an event of change in circumstances, that is within the control of the Company.

Except for the above areas, assumptions and estimates are not considered to be critical to the financial statements.

Notes to the Financial Statements	39

Note 4 – Revenue

The Company’s revenue is primarily generated from three license agreements, which were entered into in 2018. The licenses grant VISEN Pharmaceuticals, or VISEN, exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China. As consideration for the granting of such rights, the Company has received up-front, non-refundable, non-cash consideration of $40.0 million in form of 50% ownership in VISEN. Consideration received is recognized partly as license revenue, and partly as rendering of services over time. In addition to granting exclusive rights, the Company will provide clinical trial supply and development services to VISEN.

In addition, the Parent Company charges group enterprises for rendering of services and milestone payments related to use of intellectual properties.

Revenue has been recognized in the statements of profit or loss with the following amounts:

	Group		Parent
(EUR’000)	2020	2019	2020	2019
Revenue from customers
Revenue from the rendering of services (recognized over time)	2,140	9,919	63,425	37,307
Sale of clinical supply (recognized at a point in time)	2,206	804	—	—
Milestone payments (recognized at a point in time)	—	—	3,000	3,000
“Right-to-use” licenses (recognized at a point in time)	2,607	2,652	2,687	140

Total revenue (1)	6,953	13,375	69,112	40,447

Attributable to
VISEN Pharmaceuticals (1)	6,880	13,371	—	—
Other collaboration partners	73	4	—	—
Group enterprises	—	—	69,112	40,447

Total revenue	6,953	13,375	69,112	40,447

Total revenue specified per geographical location
North America	2,679	2,652	—	—
China	4,274	10,723	—	—
Europe	—	—	69,112	40,447

Total revenue	6,953	13,375	69,112	40,447

(1)	“Total revenue” includes recognition of previously deferred revenue/internal profit from associate of €3.5 million and €6.5 million for the years ended December 31, 2020 and 2019, respectively.

Notes to the Financial Statements	40

Note 5 – Segment Information

The Company is managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, we do not disclose information on business segments or geographical markets. Entity wide disclosures regarding revenue are included in Note 4.

The Company’s intangible assets and property, plant and equipment located by country are specified below, and defines the Company’s non-current segment assets:

	Group
(EUR’000)	2020	2019
Non-current segment assets
Denmark (domicile country)	20,288	15,738
North America	85,476	27,275
Germany	8,065	5,551

Total non-current segment assets	113,829	48,564

Investment in associate	9,176	15,538
Marketable securities	115,280	—
Other receivables	1,375	1,463

Total non-current assets	239,660	65,565

The Parent Company has no non-current segment assets outside Denmark (domicile country).

Note 6 – Research and Development Cost

Research and development costs are specified by their nature in the following table:

	Group		Parent
(EUR’000)	2020	2019	2020	2019
Research and development costs
Employee costs	92,468	61,890	42,728	27,110
Depreciation	7,311	5,282	1,758	1,700
Other external costs	161,125	124,449	66,615	50,627

Total research and development cost	260,904	191,621	111,101	79,437

Notes to the Financial Statements	41

Note 7 – Employee costs

	Group		Parent
(EUR’000)	2020	2019	2020	2019
Employee costs
Wages and salaries	77,374	49,142	34,180	22,005
Share-based payment	53,170	37,486	31,315	20,300
Pension costs (defined contribution plans)	943	648	846	577
Social security costs	5,358	3,613	140	103

Total employee costs	136,845	90,889	66,481	42,985

Included in the profit or loss
Research and development costs	92,468	61,890	42,728	27,110
Selling, general, and administrative expenses	44,377	28,999	23,753	15,875

Total employee costs	136,845	90,889	66,481	42,985

Average number of employees	410	274	186	123

Key Management Personnel includes the Board of Directors and Executive Board and comprises seven and two persons, respectively, for all years presented.

Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, and share-based compensation. Share-based compensation is elaborated in further details in the section “Share- based Payment”.

Compensation to Key Management Personnel is summarized below:

	Board of Directors		Executive Board		Total
(EUR’000)	2020	2019	2020	2019	2020	2019
Employee costs
Wages and salaries	250	265	2,372	1,815	2,622	2,080
Share-based payment	1,913	1,864	6,359	5,303	8,272	7,167
Social security costs	—	—	100	94	100	94

Total employee costs	2,163	2,129	8,831	7,212	10,994	9,341

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all employees, members of the Board of Directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of December 31, 2020, 10,864,718 warrants had been granted, of which 19,580 warrants have been cancelled, 4,176,645 warrants have been exercised, 2,168 warrants have expired without being exercised, and 518,321 warrants have been forfeited. As of December 31, 2020, the Board of Directors was authorized to grant up to 762,569 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of the Company’s ordinary shares at the time of grant as determined by the Board of Directors. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Vesting Conditions

Warrants issued generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant. However, effective from January 2015, certain warrants issued to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.

Notes to the Financial Statements	42

Warrants generally cease to vest from the date of termination in the event that (i) the warrantholder terminates the employment contract and the termination is not a result of breach of the employment terms by the Company, or (ii) in the event that the Company terminates the employment contract and the warrantholder has given the Company good reason to do so. The warrantholder will, however, be entitled to exercise vested warrants in the first exercise period after termination.

In the event that the employment contract is terminated and the warrantholder has not given the Company good reason to do so, the warrantholder may keep the right to continued vesting and exercise of warrants as if the employment was still in effect. In such case, any expense not yet recognized for the outstanding warrants is recognized immediately.

Warrants issued to consultants, advisors and board members only vest so long as the consultant, advisor or board member continues to provide services to the Company.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year. At December 31, 2020, for 403,467 outstanding warrants, granted in the period 2012 to 2014, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) the interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. At December 31, 2020, for 52,323 outstanding warrants granted in connection with the Preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) an interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) the interim report (six-month report); and (iv) the interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of the interim report (nine-month report) in 2023. At December 31, 2020, for 5,692,214 warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted in December 2015 and later expire ten years after the grant date.

In the event of liquidation, a merger, a demerger, a sale or share exchange of more than 50% of the Company’s share capital, the warrantholders may be granted an extraordinary exercise period immediately prior to the transaction in which warrants may be exercised.

Warrants not exercised by the warrantholder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrantholder.

If the warrantholder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrantholder’s continued service to the Company at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with the Company should cease without this being attributable to the warrantholder’s actions or omissions, the warrantholder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

Adjustments

Warrantholders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment include, among other things, increases or decreases to our share capital at a price below or above market value, respectively, the issuance of bonus shares, changes in the nominal value of each share, and payment of dividends in excess of 10% of the Company’s equity.

On January 13, 2015, in preparation for the Company’s IPO, the shareholders decided at an extraordinary general meeting to issue bonus shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares. The decision had a corresponding impact on the number of warrants issued and the exercise prices for outstanding warrants. Accordingly, the number of warrants was adjusted upwards in the ratio of 3:1 with a corresponding downward adjustment of the exercise prices in the ratio of 3:1. The effect of the bonus shares has been retrospectively reflected in all periods presented in these financial statements.

Notes to the Financial Statements	43

Warrant Activity

The following table specifies number and weighted average exercise prices of, and movements in warrants during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2019	5,611,629	29.03

Granted during the year	1,300,600	97.01

Exercised during the year (1)	(1,058,722)	16.33
Forfeited during the year	(33,296)	58.49
Expired during the year	—	—

Outstanding at December 31, 2019	5,820,211	46.36

Vested at the reporting date	2,705,693	24.93

Granted during the year	1,485,931	137,57
Exercised during the year(1)	(905,395)	30.56
Forfeited during the year	(252,743)	64.99
Expired during the year	—	—

Outstanding at December 31, 2020	6,148,004	69.97

Vested at the reporting date	3,044,827	37.29

(1)	The weighted average share price (listed in $) at the date of exercise was €128.32 and €108.54 for the years ended December 31, 2020 and 2019, respectively.

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2020, per grant year.

	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in 2012 – 2017	2,247,134	20.83	66
Granted in 2018	1,288,400	54.56	94
Granted in 2019	1,143,436	96.98	105
Granted in 2020	1,469,034	137.63	117

Outstanding at December 31, 2020	6,148,004	69.97	91

At December 31, 2020, the exercise prices of outstanding warrants under the Company’s warrant programs range from €6.48 to €145.50 depending on the grant dates. The range of exercise prices for outstanding warrants was €6.48 - €107.14 for the year ended December 31, 2019.

The weighted average remaining life for outstanding warrants was 94 months for the year ended December 31, 2019.

Warrant Compensation Costs

Warrant compensation cost is recognized in the statements of profit or loss over the vesting period of the warrants granted.

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the

Notes to the Financial Statements	44

Black-Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to the estimated market price of the Company’s shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) a volatility for comparable companies for a historic period equaling the expected lifetime of the warrants. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. The expected volatility has been calculated using a simple average of daily historical data of comparable publicly traded companies, as we do not have sufficient data for the volatility of the Company’s own share price.

The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2020 and 2019:

	2020	2019
Expected volatility	52 –55%	52 – 54%
Risk-free interest rate	(0.93) – (0.32)%	(0.77) – (0.05)%
Expected life of warrants (years)	5.05 – 7.10	5.05 – 7.10
Weighted average exercise price	€137.57	€97.01
Fair value of warrants granted in the year	€48.43 – 75.77	€27.24 – 55.64

Notes to the Financial Statements	45

Note 8 – Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by the Company’s independent public accountants and the proportion of each of the fees out of the total amount billed by the accountants.

	Group
(EUR’000)	2020	2019
Principal accountant fees and services
Audit fees	599	700
Tax fees	104	7
All other fees	22	—

Total principal accountant fees and services	725	707

Note 9 – Finance Income and Finance Expenses

	Group		Parent
(EUR’000)	2020	2019	2020	2019
Finance income
Interest income	1,812	10,056	1,780	10,007
Interest income from group enterprises	—	—	14,882	10,318
Exchange rate gains	—	7,747	—	7,745

Total finance income	1,812	17,803	16,662	28,070

Finance expenses
Interest expense	1,918	1,221	524	485
Interest expenses to group enterprises	—	—	359	359
Exchange rate losses	78,924	—	78,912	—

Total finance expenses	80,842	1,221	79,795	844

Interest income and interest expenses relate to financial assets and liabilities measured at amortized cost. Interest expense on lease liabilities are specified in Note 17. Exchange rate losses primarily relate to U.S. Dollar/Euro fluctuations pertaining to the Company’s, cash, cash equivalents and marketable securities.

Notes to the Financial Statements	46

Note 10 – Tax on Profit/Loss for the Year and Deferred Tax

	Group		Parent
(EUR’000)	2020	2019	2020	2019
Tax on profit/(loss) for the year:
Current tax (expense)/income	219	234	363	(950)

	219	234	363	(950)

Tax for the year can be explained as follows:
Profit/(loss) before tax	(419,174)	(218,250)	(175,595)	(54,481)
Tax at the Danish corporation tax rate of 22%	92,218	48,015	38,631	11,986

Tax effect of:
Non-deductible costs	(11,815)	(8,249)	(7,007)	(4,468)
Additional tax deductions	24,564	10,875	12,999	10,539
Impact from associate	(1,326)	(1,680)	—	—
Other effects including effect of different tax rates	2,673	1,602	896	(1,451)
Deferred tax asset, not recognized	(106,095)	(50,329)	(45,156)	(17,556)

Tax on profit/(loss) for the year	219	234	363	(950)

Effective tax rate	0.05%	(0.11)%	(0.21)%	1.74%

	Group		Parent
(EUR’000)	2020	2019	2020	2019
Specification of Deferred Tax Assets
Tax deductible losses	227,234	123,234	73,432	27,777
Other temporary differences	7,726	5,631	1,741	2,240
Deferred tax asset, not recognized	(234,960)	(128,865)	(75,173)	(30,017)

Total Deferred Tax Assets at December, 31	0	0	0	0

No changes to deferred tax have been recognized in the statements of profit or loss for 2020 or 2019. Deferred tax assets have not been recognized in the statements of financial position due to uncertainty relating to future utilization. The deferred tax asset can be carried forward without timing limitations.

The Company had tax losses carried forward of €1,043.8 million (Parent Company: €1,002.9 million) and

€560.2 million (Parent Company: €560.2 million) at December 31, 2020 and December 2019, respectively. Tax losses can be carried forward infinitely, where certain limitations exist for amounts to be utilized each year. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2020, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million for each of the years ended December 31, 2020 and 2019, respectively. The Company is entitled to additional tax deductions determined by annual warrants, exercised by employees. For the year ended December 31, 2020, the Company was entitled to additional tax deductions of €16.3 million, compared to €10.2 million for the year ended December 31, 2019. The Company is entitled to future tax deductions, which depends on the timing and amounts of warrant exercises, and accordingly, future additional tax deductions are subject to uncertainties. Please refer to Note 7 regarding descriptions of warrant programs.

The parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). These companies are taxed under the on-account tax scheme.

Notes to the Financial Statements	47

Note 11 – Intangible Assets

Group
(EUR’000)	Goodwill	Software	Total
Cost
At January 1, 2019	3,495	—	3,495
Additions	—	—	—
Disposals	—	—	—
Foreign exchange translation	—	—	—
At December 31, 2019	3,495	—	3,495

Additions	—	2,222	2,222
Disposals	—	—	—
Foreign exchange translation	—	—	—
At December 31, 2020	3,495	2,222	5,717

Accumulated amortization and impairments
At January 1, 2019	—	—	—
Amortization charge	—	—	—
Impairment charge	—	—	—
Disposals	—	—	—
Foreign exchange translations	—	—	—

December 31, 2019	—	—	—

Amortization charge	—	—	—
Impairment charge	—	—	—
Disposals	—	—	—
Foreign exchange translations	—	—	—
At December 31, 2020	—	—	—

Carrying amount
At December 31, 2019	3,495	—	3,495

At December 31, 2020	3,495	2,222	5,717

Notes to the Financial Statements	48

		Parent
(EUR’000)	Software	Acquired intellectual property	Total
Cost
At January 1, 2019	—	1,326	1,326
Additions	—	—	—
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2019	—	1,326	1,326

Additions	2,222	—	2,222
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2020	2,222	1,326	3,548

Accumulated amortization and impairments
At January 1, 2019	—	(1,326)	(1,326)
Amortization charge	—	—	—
Impairment charge	—	—	—
Disposals	—	—	—
Foreign exchange translations	—	—	—

December 31, 2019	—	(1,326)	(1,326)

Amortization charge	—	—	—
Impairment charge	—	—	—
Disposals	—	—	—
Foreign exchange translations	—	—	—

At December 31, 2020	—	(1,326)	(1,326)
Carrying amount
At December 31, 2019	—	—	—

At December 31, 2020	2,222	—	2,222

Software relates to development activities on Enterprise Resource Planning system and is under development at the reporting date. The system was taken into use at January 1, 2021. Of total additions, €0.5 million and

€0 million was unpaid at December 31, 2020 and 2019, respectively.

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, at the reporting date, no internally generated intangible assets from development of pharmaceutical drug candidates have been recognized. Thus, all research and development costs incurred for the years ended December 31, 2020 and 2019, were recognized in the statements of profit or loss.

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Ascendis Pharma GmbH was initially a separate technology platform company but is now an integral part of the Company’s research and development activities, including significant participation in the development services provided to our external collaboration partners. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as the Company is considered to represent one cash-generating unit. Goodwill is tested for impairment on an annual basis at December 31, or more frequently, if indications of impairment are identified. There have been no impairments recognized in any of the periods presented.

Notes to the Financial Statements	49

The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of the Company’s ADSs as of the reporting date. The computation of the market value including an estimation of selling costs, significantly exceeded the carrying amount of the net assets, leaving sufficient value to cover the carrying amount of goodwill. Considering the excess value, we have concluded that no further assumptions need to be applied in determining whether goodwill is impaired.

Notes to the Financial Statements	50

Note 12 – Property, Plant and Equipment

	Group
(EUR’000)	Plant and Machinery	Other Equipment	Leasehold Improve- ments Use Assets	Right-of- Use Assets	Total
Cost
At January 1, 2019	5,645	2,595	875	—	9,115
Adoption of IFRS 16, “Leases”	—	—	—	18,437	18,437
Additions	2,393	1,499	3,418	21,225	28,535
Disposals	—	(154)	(7)	—	(161)
Foreign exchange translation	—	4	2	457	463

December 31, 2019	8,038	3,944	4,288	40,119	56,389

Additions	7,169	1,635	4,849	64,582	78,235
Disposals	(296)	(221)	(14)	—	(531)
Foreign exchange translation	(289)	(183)	(588)	(5,135)	(6,195)

At December 31, 2020	14,622	5,175	8,535	99,566	127,898

Accumulated depreciation
At January 1, 2019	(3,448)	(954)	(388)	—	(4,790)
Depreciation charge	(523)	(758)	(170)	(5,237)	(6,688)
Disposals	—	154	—	—	154
Foreign exchange translation	—	(5)	—	9	4

December 31, 2019	(3,971)	(1,563)	(558)	(5,228)	(11,320)

Deprecation charge	(1,030)	(956)	(605)	(6,857)	(9,448)
Disposals	204	191	7	—	402
Foreign exchange translation	16	41	22	501	580

At December 31, 2020	(4,781)	(2,287)	(1,134)	(11,584)	(19,786)

Carrying amount:
At December 31, 2019	4,067	2,381	3,730	34,891	45,069

At December 31, 2020	9,841	2,888	7,401	87,982	108,112

Assets under construction amounts to €2.3 million and €2.7 million at December 21, 2020 and 2019, respectively. Of total additions, €1.0 million and €2.1 million was unpaid at December 31, 2020 and 2019, respectively.

Depreciation charges are specified below:

	Group
(EUR’000)	2020	2019
Depreciation charges
Research and development costs	7,311	5,282
Selling, general and administrative expenses	2,137	1,406

Total depreciation charges	9,448	6,688

Notes to the Financial Statements	51

	Parent
(EUR’000)	Other Equipment	Leasehold Improve- ments	Right-of-	Total
Cost
At January 1, 2019	1,391	—	—	1,391
Adoption of IFRS 16, “Leases”	—	—	12,425	12,425
Additions	467	—	112	579
Disposals	—	—	—	—
Foreign exchange translation	—	—	—	—

At December 31, 2019	1,858	—	12,537	14,395

Additions	87	240	2,842	3,169
Disposals	(59)	—	—	(59)
Foreign exchange translation		—	—	—

At December 31, 2020	1,886	240	15,379	17,505

Accumulated depreciation
At January 1, 2019	(414)	—	—	(414)
Depreciation charge	(328)	—	(1,903)	(2,231)
Disposals	—	—	—	—

December 31, 2019	(742)	—	(1,903)	(2,645)

Deprecation charge	(414)	—	(1,931)	(2,345)
Disposals	59	—	—	59
At December 31, 2020	(1,097)	—	(3,834)	(4,931)
Carrying amount
At December 31, 2019	1,116	—	10,634	11,750

At December 31, 2020	789	240	11,545	12,574

Of total additions, €0.3 million and €0.0 million was unpaid at December 31, 2020 and 2019, respectively. Depreciation charges are specified below:

	Parent
(EUR’000)	2020	2019
Depreciation charges
Research and development costs	1,758	1,700
Selling, general and administrative expenses	587	531

Total depreciation charges	2,345	2,231

Notes to the Financial Statements	52

Note 13 —Investment in Associate

VISEN Pharmaceuticals, or VISEN, was formed in November 2018. The Company has granted VISEN exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China, and as consideration for the granting of such rights has received a 50% ownership of VISEN. The other investors contributed, in aggregate, $40.0 million in cash as their consideration for remaining 50% ownership.

VISEN is a private entity not listed on any public exchange, with business activities within development, manufacturing and commercialization of endocrinology rare disease therapies in Greater China. The Company’s interest in VISEN is accounted for as an associate using the equity method in the consolidated financial statements as the Company has determined that it has significant influence but not joint control.

The following table illustrates the summarized relevant financial information of VISEN:

VISEN Pharmaceuticals
Principal place of business:	China
Ownership (at December 31, 2020):	50%

	Group
(EUR’000)	2020	2019
Statement of profit or loss
Profit/(loss) for the year from continuing operations	(19,049)	(16,226)

Total comprehensive income	(19,049)	(16,226)

Statement of financial position
Non-current assets	16,635	23,291
Current assets	20,373	32,446

Total assets	37,008	55,737

Equity	33,708	53,820
Non-current liabilities	152	250
Current liabilities	3,148	1,667

Total equity and liabilities	37,008	55,737

Company’s share of equity before eliminations	16,854	26,910
Elimination of internal profit recognized at December 31	(7,678)	(11,372)

Company’s share of equity	9,176	15,538

Investment in associate at December 31	9,176	15,538

Revenue from VISEN, recognized in the consolidated statement of profit or loss is disclosed in Note 4. Trade receivable balance with VISEN at December 31, 2020 and 2019 was €0.2 million and €0.8 million, respectively. VISEN requires the Company’s consent to distribute dividends and incur indebtedness outside the normal course of business.

On January 8, 2021, the Company entered into an equity investment of $12.5 million as part of VISENS $150 million Series B financing. Please refer to Note 24 regarding subsequent events.

Notes to the Financial Statements	53

Note 14 – Other Receivables

Other receivables comprise following:

	Group		Parent
(EUR’000)	2020	2019	2020	2019
Other receivables
Deposits	1,375	1,463	951	949
Income tax receivables	778	1,473	739	1,473
VAT receivables	5,276	2,797	3,928	1,703
Other receivables	903	339	887	—

Total other receivables	8,332	6,072	6,505	4,125

Classified based on expected realization
Non-current assets	1,375	1,463	951	949
Current assets	6,957	4,609	5,554	3,176

Total other receivables	8,332	6,072	6,505	4,125

Notes to the Financial Statements	54

Note 15 – Share Capital

The share capital of Ascendis Pharma A/S consists of 53,750,386 fully paid shares at a nominal value of DKK 1, all in the same share class.

The number of shares of Ascendis Pharma A/S are as follows:

(EUR’000)	2020	2019	2018	2017	2016
Changes in share capital
Beginning of year	47,985,837	42,135,448	36,984,292	32,421,121	25,128,242
Increase through cash contribution	5,764,549	5,850,389	5,151,156	4,563,171	7,292,879

End of year	53,750,386	47,985,837	42,135,448	36,984,292	32,421,121

Note 16 – Distributable Equity

Share Premium Reserve

Share premium comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases. Under Danish legislation, share premium is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders. Also, under Danish legislation, the share premium reserve can be used to offset accumulated deficits.

Foreign Currency Translation Reserve

Exchange rate differences relating to the translation of the results and net assets of the Company’s foreign operations and associate from their functional currencies to the Company’s presentation currency are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Share-Based Payment Reserve

Warrants granted under the Company’s warrant programs carry no rights to dividends and no voting rights. The share-based payment reserve represents the fair value of warrants recognized from grant date. Further details of the warrant programs are provided in Note 7. Share-based payment reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Retained Earnings or Accumulated Deficits

Retained earnings or accumulated deficits represent the accumulated profit or losses from the Company’s operations. A positive balance of retained earnings is available to be distributed as dividends to a company’s shareholders.

Notes to the Financial Statements	55

Note 17 – Leases

The Company primarily leases office and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. Generally, the lease terms are between two and eleven years, and in addition, in order to improve flexibility to the Company’s operations, may provide the Company with options to extend the lease, or terminate the lease within the enforceable lease term. In the Company’s current lease portfolio, extension and termination options range between two to ten years, in addition to the non-cancellable period.

To accommodate the current and future development of the Company, additional leases related to office facilities were entered into in 2020 and included recognition of right-of-use assets of €64.6 million (Parent Company: €2.8 million). In December 2020, the Company entered into two office facility leases in Denmark, which commence in the first quarter of 2021. The leases are enforceable until January 2037, and July 2029, respectively, whereas the Company has rights to terminate the leases in January 2027, and July 2026, respectively. In addition, a new lease is expected to commence in 2021, and relates to laboratory facilities in Heidelberg, Germany.

Lease liabilities and Payments

Development in lease liabilities are specified below:

	Group
(EUR’000)	Beginning of period		Additions	Accretion of interests	Cash out- flow(2)	Foreign exchange translation (non-cash item)	End of period
Lease liabilities
December 31, 2020	36,619		64,582	1,617	(5,990)	(4,853)	91,975

December 31, 2019	17,700	(1)	21,240	1,014	(3,870)	535	36,619

	Parent
(EUR’000)	Beginning of period		Additions	Accretion of interests	Cash out- flow(2)	Foreign exchange translation (non-cash item)	End of period
Lease liabilities
December 31, 2020	10,758		2,842	244	(2,088)	36	11,792

December 31, 2019	11,914	(1)	112	280	(1,589)	41	10,758

(1)	Beginning balance, December 31, 2019, includes the impact from implementing IFRS 16.

(2)

Total cash outflow, including prepaid leases was €6.0 million (Parent Company: €2.1 million) and €4.5 million (Parent Company: €2.1 million) for the years ended December 31, 2020 and 2019, respectively.

The maturity analysis of lease liabilities is disclosed in Note 20, “Financial Risk Management and Financial Instruments” in the section “Liquidity Risk Management”.

Notes to the Financial Statements	56

Expenses Relating to Leases

The following expenses relating to lease activities are recognized in the statements of profit or loss:

	Group		Parent
(EUR’000)	2020	2019	2020 2019
Lease expense
Depreciations (research and development, Note 12)	4,885	3,943	1,448	1,451
Depreciations (general and administration), Note 12)	1,972	1,294	483	452
Expenses relating to short term leases and leases of low value assets	470	202	221	65
Lease interests (Note 9)	1,617	1,014	244	280

Total lease expense	8,944	6,453	2,396	2,248

Note 18 – Contract Liabilities

Deferred income was €0.4 million (Parent Company: €5.3 million) and €0.9 million (Parent Company: €8.0 million), for the years ended December 31, 2020 and 2019, respectively, and relates to partially satisfied performance obligations regarding feasibility studies and research and development of licensed product candidates. The remaining balances of deferred income are recognized as revenue as services are transferred.

Revenue recognized from deferred income was €1.0 million (Parent Company: €2.7 million) and €6.1 million (Parent Company: €0.1 million) for the years ended December 31, 2020 and 2019, respectively.

Note 19 – Other Commitments and Contingencies

Contractual commitments for the construction of property, plant and equipment were €15.8 million and €8.5 million for the years ended December 31, 2020 and 2019, respectively. With certain suppliers, the Company has agreed minimum commitments related to the manufacturing of product supply, subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Delivery of product supply is recognized when the Company obtains control of the goods.

In addition, the Company has entered into short-term leases and leases of low value assets, contracts of various lengths in respect of research and development with Clinical Research Operators, IT and facility related services. Costs relating to those commitments are recognized as services are received.

We are not aware of any significant legal claims or disputes.

Letter of Support – Parent Company

The Parent Company has provided letters of support to its four wholly owned subsidiaries Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S, Ascendis Pharma Growth Disorders A/S and Ascendis Pharma Oncology Division A/S. Each of the four subsidiaries have accumulated losses in excess of their paid-in capital and, to support the companies, the Parent Company has confirmed the technical and financial support that it has committed and further will commit for the period until May 31, 2022.

At December 31, 2020, Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S, Ascendis Pharma Growth Disorders A/S and Ascendis Pharma Oncology Division A/S reported negative net assets of €410.3 million, €115.1 million, €89.5 million and €28.1 million, respectively.

Ascendis Pharma A/S undertakes to make all reasonable technical efforts to support the companies to conduct all pre-clinical, manufacturing, clinical and regulatory activities with their product candidates for the period. In addition, Ascendis Pharma A/S undertakes to provide the companies with the necessary funds to ensure that the companies can conduct their activities for the period in compliance with Danish company regulation and to ensure that the companies can meet their financial obligations as they fall due during the period.

Notes to the Financial Statements	57

Note 20 – Financial Risk Management and Financial Instruments

Financial assets and liabilities comprise following:

	Group		Parent
(EUR’000)	2020	2019	2020	2019
Financial assets
Trade receivables	387	804	—	—
Receivables from group enterprises	—	—	778,205	497,160
Other receivables	2,251	1,463	1,826	949
Marketable securities	249,558	—	249,558	—
Cash and cash equivalents	584,517	598,106	494,328	567,105

Financial assets measured at amortized costs	836,713	600,373	1,523,917	1,065,214

Financial liabilities
Lease liabilities	91,975	36,619	11,792	10,758
Trade payables	21,897	27,765	3,117	13,517
Payables to group enterprises	—	—	15,340	15,532

Financial liabilities measured at amortized costs	113,872	64,384	30,249	39,807

Marketable Securities

Marketable securities are measured at amortized cost, and fair values are determined based on quoted market prices (Level 1 in the fair value hierarchy). The composition of the portfolio and its fair values are specified in following table (The Company did not hold any marketable securities at December 31, 2019):

	Carrying	Fair
(EUR’000)	amount	value
December 31, 2020
Marketable securities
U.S. Treasury bills	46,243	46,245
U.S. Government Bonds	62,088	62,101
Commercial papers	10,583	10,581
Corporate bonds	121,282	121,234
Agency bonds	9,362	9,369

Total marketable securities	249,558	249,530

Classified based on maturity profile
Non-current assets	115,280	115,277
Current assets	134,278	134,253

Total marketable securities	249,558	249,530

Specified by rate structure
Fixed rate	175,757	175,732
Floating rate	16,975	16,972
Zero-coupon	56,826	56,826

Total marketable securities	249,558	249,530

Specified by credit-rating
AAA- – AA-	93,229	93,240
A+ – A-	99,503	99,464
A-1+	56,826	56,826

Total marketable securities	249,558	249,530

Notes to the Financial Statements	58

Capital Management

The Company mange capital to ensure that all group enterprises will be able to continue as going concern while maximizing the return to shareholders through the optimization of debt and equity balances. The overall strategy in this regard has remained unchanged since 2012.

The Company’s capital structure consists only of equity comprising issued capital, reserves and retained earnings/accumulated deficits. Although the Company is not subject to any externally imposed capital requirements, the capital structure is reviewed on an ongoing basis. Since the Company does not hold external debt, such review currently comprises a review of the adequacy of our capital compared to the resources required for carrying out ordinary activities.

Financial Risk Management Objectives

The Company regularly monitor the access to domestic and international financial markets, manage the financial risks relating to its operations, and analyze exposures to risk, including market risk, such as foreign currency risk and interest rate risk, credit risk and liquidity risk.

The Company’s financial risk exposure and risk management policies are described in following sections.

Market Risk

The Company’s activities expose the group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. Derivative financial instruments are not applied to manage exposure to such risks.

Foreign Currency Risk Management

The Company is exposed to foreign exchange risks arising from various currency exposures, primarily with respect to the U.S. Dollar, or USD, the British Pound, or GBP, and the Danish Krone, or DKK. Foreign exchange rate risks are unchanged to prior year. The proceeds from the series D financing in November 2014, the IPO in February 2015 and follow-on offerings, the latest being in July 2020, were in USD. The exposure from foreign exchange risks are managed by maintaining cash positions in the currencies in which the majority of future expenses are denominated, and payments are made from those reserves.

Foreign Currency Sensitivity Analysis

There is an official target zone of 4.50% between DKK and EUR, which limits the likelihood of significant fluctuations between those two currencies in a short timeframe.

At December 31, 2020, the net carrying amount of the Company’s monetary assets and liabilities was €702.1 million, where the direct exposure from USD (USD monetary assets and liabilities held by non-USD entities) was €797.9, which primarily related to the proceeds from the follow-on offering completed in July 2020 and marketable securities.

The following table details how a strengthening of the USD and the GBP would impact profit and loss and equity before tax at the reporting date. A similar weakening of the USD and the GBP would have the opposite effect with similar amounts. A positive number indicates an increase in profit or loss and equity before tax, while a negative number indicates the opposite. The sensitivity analysis is deemed representative of the inherent foreign exchange risk associated with the operations.

Notes to the Financial Statements	59

	Group
			Hypothetical impact on consolidated financial statements
(EUR’000)	Nominal position	Increase in foreign exchange rate	Profit or loss before tax	Equity before tax
December 31, 2020
USD/EUR	797,927	10%	79,793	79,793
GBP/EUR	1,555	10%	155	155
December 31, 2019
USD/EUR	477,764	10%	47,776	47,776
GBP/EUR	(858)	10%	(86)	(86)

	Parent
			Hypothetical impact on separate financial statements
(EUR’000)	Nominal position	Increase in foreign exchange rate	Profit or loss before tax	Equity before tax
December 31, 2020
USD/EUR	799,808	10%	79,981	79,981
GBP/EUR	3,233	10%	323	323
December 31, 2019
USD/EUR	480,999	10%	48,100	48,100
GBP/EUR	242	10%	24	24

Interest Rate Risk Management

The Company has no interest-bearing debt to third parties. In addition, since the Company holds no derivatives or financial assets and liabilities measured at fair value, the exposure to interest rate risk primarily relates to the interest rates for cash, cash equivalents and marketable securities. Future interest income from interest- bearing bank deposits and marketable securities may fall short of expectations due to changes in interest rates.

The effect of interest rate fluctuations are not considered a material risk to the Company’s financial position. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

The Company has adopted an investment policy with the primary purpose of preserving capital, fulfilling liquidity needs and diversifying the risks associated with cash, cash equivalents and marketable securities. This investment policy establishes minimum ratings for institutions with which the Company holds cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities held.

All material counterparties are considered creditworthy. While the concentration of credit risk may be significant, the credit risk for each individual counterpart is considered to be low. The exposure to credit risk primarily relates to cash, cash equivalents, and marketable securities. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with high credit-ratings (minimum A3/A-) assigned by international credit-rating agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. On each reporting date, the Company consider the risk of expected credit loss on bank deposits, including the hypothetical impact arising from the probability of default, which is considered in conjunction with the expected loss caused by default by banks with similar credit ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.

Notes to the Financial Statements	60

Since March 2020, in order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits have been placed into primarily U.S. government bonds, treasury bills, corporate bonds, and commercial papers. The Company’s investment policy, approved by the Board of Directors, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. Accordingly, the risk from probability of default is low. The risk of expected credit loss over marketable securities has been considered, including the hypothetical impact arising from the probability of default, which is considered in conjunction with the expected loss caused by default from securities with similar credit rating and attributes. This assessment did not reveal a material expected credit loss, and accordingly no provision for expected credit loss has been recognized.

For other assets, including deposits and receivables, the credit risk is considered low and no provision for expected credit loss has been recognized.

Liquidity Risk Management

Historically, the risk of insufficient funds has been addressed through proceeds from sale of the Company’s securities in private and public offerings.

Liquidity risk is managed by maintaining adequate cash reserves and banking facilities, and by matching the maturity profiles of financial assets (including marketable securities), with cash-forecasts (including payment profiles on liabilities). The risk of shortage of funds is monitored, using a liquidity planning tool, to ensure sufficient funds are available to settle liabilities as they fall due.

Besides marketable securities and deposits, the Company’s financial assets are recoverable within twelve months after the reporting date. Marketable securities have a weighted average duration of 6.0 and 17.3 months, for current (i.e., those maturing within 12 months after the reporting date) and non-current positions, respectively. The entire portfolio of marketable securities (current and non-current) has a weighted average duration of 11.2 months.

Maturity analysis for financial liabilities recognized in the statements of financial position are specified below.

	Group
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
December 31, 2020
Lease liabilities	6,974	38,321	68,516	113,811	91,975
Trade payables and accrued expenses	21,897	—	—	21,897	21,897

Total financial liabilities	28,871	38,321	68,516	135,708	113,872

	Group
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
December 31, 2019
Lease liabilities	6,020	19,405	17,606	43,031	36,619
Trade payables and accrued expenses	27,765	—	—	27,765	27,765

Total financial liabilities	33,785	19,405	17,606	70,796	64,384

Notes to the Financial Statements	61

	Parent
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
December 31, 2020
Lease liabilities	2,095	8,379	2,124	12,598	11,792
Payables to group enterprises	15,340	—	—	15,340	15,340
Trade payables and accrued expenses	3,117	—	—	3,117	3,117

Total financial liabilities	20,552	8,379	2,124	31,055	30,249

	Parent
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
December 31, 2019
Lease liabilities	2,066	7,366	2,104	11,536	10,758
Payables to group enterprises	15,532	—	—	15,532	15,532
Trade payables and accrued expenses	13,517	—	—	13,517	13,517

Total financial liabilities	31,115	7,366	2,104	40,585	39,807

Notes to the Financial Statements	62

Note 21 – Related Party Transactions

The Board of Directors and Executive Board (Key Management Personnel) are considered related parties as they have authorities and responsibilities with planning and directing the Company’s operations. Related parties also include undertakings in which such individuals have a controlling or joint controlling interest. Additionally, all our group enterprises and associates are considered related parties.

Neither the Company’s related parties or major shareholders hold a controlling, joint controlling, or significant interest in the Group.

The Company has entered into employment agreements with and issued warrants to Key Management Personnel. In addition, The Company pays fees for board tenure and board committee tenure to the independent members of the Board of Directors. Please refer to Note 7.

Indemnification agreements have been entered with the board members and members of senior management.

Except for the information disclosed above, we have not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.

Transactions between the Parent Company and group enterprises comprise management and license fees, research and development services, and clinical supplies. These transactions have been eliminated in the consolidated financial statements. Transactions and outstanding balances with the associate VISEN, are disclosed in Note 13.

The Parent Company has issued letter of support to three wholly owned subsidiaries. Please refer to Note 19. In addition, the parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries, where the current Danish corporation tax is allocated between the jointly taxed Danish companies. For further details, please refer to Note 10.

Outstanding balances with Group enterprises are specified in the statement of financial position of the Parent Company and carry interest on an arm’s length principle. Since neither of the Group enterprises generate revenue, no repayment schedules have been negotiated. The statement of profit or loss for the Parent Company include the below intergroup transactions.

	Parent
(EUR’000)	2020	2019
Sale of services	63,425	37,307
Milestone payments	3,000	3,000
License income	2,687	140

Total revenue	69,112	40,447

Management fees	739	682

Total other income	739	682

Milestone payments (expenses)	100	200
License expenses	100	100
Purchase of services	70,457	49,392

Total expenses	70,657	49,692

Interest income	14,882	10,318
Interest expenses	(359)	(359)

Net financial income	14,523	9,959

Notes to the Financial Statements	63

Note 22 – Investments in Group Enterprises

Investments in Group enterprises at December 31, 2020, comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Endocrinology, Inc.	USA	100%
Ascendis Pharma, Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma, Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%
Ascendis Pharma Oncology Division A/S	Denmark	100%

Associate	Domicile	Ownership
VISEN Pharmaceuticals	Cayman Island	50%

Notes to the Financial Statements	64

Note 23 – Ownership

The following persons, or groups of affiliated persons, are known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares, at December 31, 2020:

•	T. Rowe Price Associates, Inc., USA

•	Entities affiliated with RA Capital Management, LLC, USA

•	Entities affiliated with Artisan Partners Limited Partnership, USA

•	Entities affiliated with FMR LLC, USA

•	Baker Bros. Advisors LP, USA

•	Entities affiliated with Wellington Management Group LLP, USA

•	Entities affiliated with Janus Henderson Group plc, United Kingdom

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 24 – Subsequent Events

On January 8, 2021, the Company entered into an equity investment of $12.5 million in its associate VISEN as part of VISENS $150 million Series B financing. Following VISEN’s Series B financing, Ascendis retains approximately 44% of VISEN’s issued and outstanding shares. As a result, Ascendis expects to recognize a non-cash gain in the first quarter of 2021 on €42.3 million. The Series B financing does not change the Company’s accounting treatment of VISEN.

No other events have occurred after the reporting date that would influence the evaluation of these consolidated financial statements.